As filed with the Securities and Exchange Commission on March 23, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

USEE ELECTRONIC COMMERCE LTD

(Exact name of Registrant as specified in its charter)

United Kingdom	5960	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

FLOOR 1 OFFICE 25, 22 MARKET SQUARE

LONDON, E14 6BU, ENGLAND

USEE ELECTRONIC COMMERCE LTD

Tel:+44 07514685567

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

F15, Fudan Science Park Building, No. 11 Guotai Road

Yangpu District, Shanghai

Shanghai Jinzhun Investment Management Co., Ltd

(Name, address of agent for service)

Copies to:

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.

As filed with the Securities and Exchange Commission on March 23, 2023.

PRELIMINARY PROSPECTUS

Ordinary Shares

We are offering                        ordinary shares. This is the initial public offering of ordinary shares of                                       .. The offering price of our ordinary shares in this offering is expected to be $6.66 per share. Prior to this offering, there has been no public market for our ordinary shares.

We have applied to list our ordinary shares on the Nasdaq Capital Market under the symbol “USEE”. There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Investing in our ordinary shares involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our ordinary shares in “Risk Factors”.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company” for additional information.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We are a holding company incorporated in the United Kingdom. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our operating entities established in the People’s Republic of China (or the “PRC”). The Ordinary Shares offered in this prospectus are shares of the United Kingdom holding company. Holders of our Class A Ordinary Shares do not directly own any equity interests in our Chinese operating subsidiaries, but will instead own shares of a United Kingdom holding company. The Chinese regulatory authorities could disallow our corporate structure, which would likely result in a material change in our operations and/or a material change in the value of our Ordinary Shares, including that it could cause the value of our Ordinary Shares to significantly decline or become worthless. Unless otherwise stated, as used in this prospectus and in the context of describing our operations and consolidated financial information, “we,” “us,” “Company,” or “our,” refers to USEE ELECTRONIC COMMERCE LTD, a United Kingdom holding company. For a description of our corporate structure, see “Corporate History and Structure.” See also “Risk Factors – Risks Relating to Our Corporate Structure.”

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We face various legal and operational risks and uncertainties relating to our operations in China. These risks, together with uncertainties in China’s legal system and the interpretation and enforcement of Chinese laws, regulations, and policies, could hinder our ability to offer or continue to offer our securities, result in a material adverse effect on our business operations, and damage our reputation, which could cause our shares to significantly decline in value or become worthless. The Chinese government may intervene or influence the operations of our company at any time and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in the operations of our company and/or the value of our common stock. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government adopted a series of laws, regulatory measures and issued statements to regulate business operations in China, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. The Cyberspace Administration of China (“CAC”) has opened cybersecurity probes into several U.S.-listed technology companies focusing on anti-monopoly regulation, and how companies collect, store, process and transfer data, among other things. If we are subject to such a probe or are required to comply with the stringent requirements of the new regulations, our ability to conduct our business or list on a U.S. stock exchange may be restricted. As of the date of this prospectus, we and our subsidiaries have not been involved in any investigations on cybersecurity review initiated by any Chinese regulatory authority, nor has any of them received any inquiry, notice or sanction. There are currently no relevant laws or regulations in China that prohibit companies whose subsidiaries or entity interests are within China from listing on overseas stock exchanges. However, since these statements and regulatory actions are newly published, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new policies and regulations will have on our daily business operation, the ability to accept foreign investments and our ability to continue trading on a U.S. securities marketplace or stock exchange.

	PER SHARE	TOTAL
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	Does not include accountable and non-accountable expense allowance payable to underwriters. Please see the section of this prospectus entitled “Underwriting” for additional information regarding underwriter compensation.

We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately $[●], exclusive of the above commissions. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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As filed with the Securities and Exchange Commission on March 23, 2023.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Ordinary Shares discussed under “Risk Factors” before deciding whether to buy our Ordinary Shares.

Our Mission

Our mission is to provide entrepreneurs with new consumption scenarios and light entrepreneurship platforms through the offline USEE luxury collection store chain system, using the digital operation model of the e-commerce platform to link the entity, and at the same time allow consumers to obtain a convenient and preferential shopping experience.

Overview of Our Company

USEE ELECTRONIC COMMERCE LTD is a one-stop industry and finance incubation and operation service provider integrating Internet technology, e-commerce operation, big data, SRM digital supply chain, brand management and other businesses.

The company's business scope includes: Internet sales (except for the sale of goods that require licensing); Sales agents; luggage sales; luggage repair services; wholesale of jewelry; Jewelry retail; Jewelry recycling and repair services; sales of clocks and chronograph instruments; electronic product sales; wholesale of cosmetics; cosmetics retail; Art (art) art and collection appraisal services; Wholesale of computer software and hardware and auxiliary equipment; Retail of computer hardware and software and auxiliary equipment; sales of arts and crafts and ceremonial articles (except ivory and its products); Retail sale of arts and crafts and collectibles (except ivory and its products); clothing wholesale; clothing retail; wholesale of shoes and hats; footwear and hat retail; sales of household appliances; Information consulting services (excluding licensing information consulting services); Advertising design, agency; Import and export agent; Domestic trade agent; conference and exhibition services; Organize cultural and artistic exchange activities; New energy vehicle sales; Auto parts retail, etc.

USEE ELECTRONIC COMMERCE LTD promote the real economy through Internet e-commerce to create green consumption scenarios and industrial foundations in the digital economy era, and activate related industries such as consumption and services.

USEE ELECTRONIC COMMERCE LTD always integrate its own development into the exhibition of digital economy, improve the capacity building of digital industrialization, promote the real economy with e-commerce, build a commercial chain value-added ecology around the consumption side, channel end and brand side, take the promotion of consumption as the key element to activate the real economy, and build a one-stop industry and finance incubation operation service platform.

The Industry

1.Description of the industry chain

Upstream: Product supply

USEE ELECTRONIC COMMERCE LTD relying on the capital support of the capital market and the policy opportunities of the times in the domestic and foreign supply chain markets, relying on the industrial advantages, resource advantages and the company's own talents, technical advantages, efficient and flexible capital advantages, we actively integrate the supply chain industrial cluster.

Midstream: product communication, product trading

USEE ELECTRONIC COMMERCE LTD takes the operation model of e-commerce joint entity and industrial integration finance, takes light luxury head brand goods as the entry point to create a consumption ecology, drives the layout of offline stores by online drainage, and promotes the industrial ecology with consumption ecology.

Downstream: Consumption monetization

USEE ELECTRONIC COMMERCE LTD takes light luxury brand goods as the starting point, while providing consumers with high-quality and high-quality products, it creates a consumption ecology with green consumption points, creates green consumption scenarios and industrial foundation in the digital economy era through the model of promoting the development of real industries through online green consumption, drives the common development of related industries, builds a consumer entrepreneurship platform for consumers, entrepreneurs, enterprises, etc., and realizes a new system of consumer entrepreneurship.

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2.Industry pain points

Luxury/light luxury e-commerce pain points

The authenticity of light luxury/luxury goods has always been a major pain point in the light luxury/luxury e-commerce industry. In addition, if light luxury/luxury goods companies cannot obtain brand agency rights or stable supply sources, it is difficult to show the special competitive advantage of online channels. On the other hand, e-commerce platforms often attract consumers through large promotions and discounts, but in the field of luxury e-commerce, due to the limitation of supply sources, the profit margin of luxury e-commerce will be very limited, which makes it difficult for luxury e-commerce to obtain price advantages in the market.

Pain points in the e-commerce industry

The high cost of recruiting new people is the biggest pain point in the current e-commerce industry. Coupled with the lack of social marketing skills and ineffective fan interaction faced by enterprises in the transformation, etc., it also greatly affects the transaction conversion rate, and many e-commerce merchants do not have a standardized operation, collection, and analysis process for their own data, which directly leads to the serious problem of helplessness in the face of the big data obtained.

At the same time, for consumer groups, it has shifted from material consumption to spiritual consumption and entrepreneurial consumption, and traditional e-commerce can no longer meet the needs of consumer groups.

Physical store pain points

At present, the rapid development of e-commerce and the rapid expansion of supermarket chains have made offline stores face more and more pressure! In addition, competition from the same industry, the squeeze of online platforms, etc., under the influence of these factors, many merchants have chosen to close stores to cope with these challenges.

Pain points of real enterprises

In the past two years, the economic situation has declined due to the impact of the epidemic, and consumers have become increasingly rational and mature. Many entrepreneurs generally have problems such as difficult to sell, large accumulation of inventory, and high inventory pressure. Seeing the mountains of goods, I frown every day, and thinking about how to sell goods quickly has become an urgent pain point for every entrepreneur.

Our Services

1. Project operation mode:

Our project is to use the application developed by our company as a platform to integrate and integrate the needs of service providers, consumers and entrepreneurs to achieve the purpose of business incubation and consumption monetization, and form a consumption ecology that drives the real economy through online drainage. At the same time, the needs of online platforms will be dataized, value-oriented and capitalized, and industrial integration in the real economy will be driven. Our projects are not limited to a single luxury category, in the future, we will integrate new energy, tourism, live streaming and other industries to form a situation of industrial sharing.

2.Mainly serve the population

Consumer

Consumers are positioned as the new elite of the city and high-net-worth people with certain requirements for quality of life.

Entrepreneurs

Create innovative consumption and entrepreneurship application scenarios to meet the needs of entrepreneurs in consumption entrepreneurship.

Merchant/Enterprise

De-inventory for merchants/enterprises, reduce costs and increase efficiency, and realize digital transformatio.

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Our Solution

Consumer

Through the e-commerce application of USEE ELECTRONIC COMMERCE LTD, we provide consumers with high-quality and low-cost goods, cooperate with supply chains, brands, merchants, and enterprises to create a super SRM digital supply chain, provide sellers with traceable high-quality products, and solve consumers' worries about counterfeit goods and no after-sales worries; At the same time, green points are used in the process of consumption and circulation, so that consumers can obtain a convenient and preferential shopping experience while realizing the recirculation of consumption value; Meet consumers' need to save money.

Entrepreneurs

Taking the mass consumption entrepreneurial demand as the core, combined with industrial points to promote new consumption, through the online platform to promote the real economy model to create a new form of consumption entrepreneurship, to provide entrepreneurs with new consumption scenarios and light entrepreneurship platform, entrepreneurs can purchase the products of the mall can convert green points into industrial points, industrial points are used to invest in the real industry under USEE ELECTRONIC COMMERCE LTD, solve the problem of traditional entrepreneurs investing heavily in entities, and meet the consumption of entrepreneurs = The need for entrepreneurship.

Merchant/Enterprise

Through consumption points, traffic certainty and marketing campaign certainty, merchants/enterprises focusing on manufacturing and R&D, through short and fast marketing rhythm and low marketing costs, can serve more consumers through USEE ELECTRONIC COMMERCE LTD's e-commerce and physical stores, so as to make good products known to more consumers, and solve the problems of difficult sales, high inventory, and no channels.

Light luxury/luxury e-commerce industry

The past of the era of traditional e-commerce dividends, the marketing model of traditional e-commerce is gradually difficult to adapt to the needs of the new era, and it is difficult to establish customer trust, the customer's sense of experience is getting worse and worse, the core concept of USEE ELECTRONIC COMMERCE LTD is to allow all participants to enjoy the value brought by consumption, traditional e-commerce only meets material consumption, content e-commerce only meets social, material consumption and spiritual consumption, and USEE Electronic Commerce The emergence of LTD has changed the development process of e-commerce, in addition to meeting the above, it also meets the needs of users to save money and start a business.

Why choose us

Consumers save money

With its own SRM digital supply chain, it forms a unique competitive product supply channel, providing consumers with high-quality goods at high prices, and gradually returning them to consumers in the form of consumption points.

Entrepreneurs make money

USEE ELECTRONIC COMMERCE LTD provides an industrial ecological light entrepreneurship platform, entrepreneurs can use industry credits to participate in other industries in the industrial ecosystem, such as physical stores, liquor, new energy charging piles, etc.

Businesses are more economical

The development and change from consumer e-commerce to industrial e-commerce reflects that the growth space of the digital economy is continuously expanding. Industrial e-commerce is also an important means to reduce the cost of enterprises, when reducing the idle inventory of enterprises, with the help of upstream and downstream advantages of the industrial chain, accurately grasp the upstream supply capacity and downstream generation demand, but also improve the demand management ability of enterprises.

Our business model

1. E-commerce platform business model

USEE ELECTRONIC COMMERCE LTD e-commerce platform adopts the F2B2b2C model, and the biggest difference from traditional e-commerce is that the F2B2b2C model has four operating entities: brand owners (F2C), platform vendors (F2S), distributors (B2C), retailers (B2C). Based on the channel organization that the enterprise has established, through the brand session, brand session and other meeting forms and offline store membership system into an organized and organized connection to the C-end and connect users.

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2.Offline physical store business model

Self-operated model

USEE ELECTRONIC COMMERCE LTD invested and operated brand flagship store, by the supply chain brand/merchant/enterprise directly provide product display, consumers offline close understanding of the product, at the same time complete online order, by supply chain brand/merchant/enterprise direct delivery.

Joint venture model

The joint operation stores funded by USEE ELECTRONIC COMMERCE LTD and established by entrepreneurs in the form of industry points + partial investment are divided into image stores, brand stores, and MINI stores according to different areas, and the company provides agency operation and hosting services. The product display is directly provided by the supply chain brand/merchant/enterprise, and consumers have a close understanding of the product offline, and at the same time complete the order online, and the supply chain brand/merchant/enterprise delivers the goods. Entrepreneurs participate in dividends according to the amount of capital contributed and the number of industrial points.

Franchise model

The franchisee's self-operated store established by the franchisee in the form of industry points + part of the franchise fee is directly provided by the supply chain brand/merchant/enterprise to display the product, and the consumer has a close understanding of the product offline, and at the same time completes the order online, which is shipped by the supply chain brand/merchant/enterprise. USEE ELECTRONIC COMMERCE LTD provides brand authorization, drainage and management background services, charging a 5% management fee, and franchisees are responsible for their own profits and losses.

Our Competitive Strengths

We are committed to integrating the needs of entrepreneurs, consumers and companies or enterprises to save the consumption costs of different users and directly address the pain points of different users. In addition, we also provide different promotion methods.

1.Consumption returns double points

Set a certain time condition, after the consumer meets the conditions, the amount of consumption will be returned to the consumer in the form of consumption points, so that every cent of money spent is on the way back, and consumption points can also be used for consumption on e-commerce platforms.

2.Sharing acceleration

It is mainly based on the interactive communication and dissemination of people invited by people, so that old consumers can promote a large number of new consumers, accelerate the return time of consumption points, and complete the actual effect of the drainage method.

3.Industry partners

After the third consumption, consumers will consume points into industry points, and industry points can participate in the investment of real industries and projects under USEE ELECTRONIC COMMERCE LTD, and obtain dividends, and combine the interests of consumers with the interests of USEE ELECTRONIC COMMERCE LTD through the real industry to enhance the stickiness between consumers and the platform.

4.Public domain promotion, Private domain traffic conversion

Through its own new media matrix and media resources, an online traffic portal is formed, and precipitated to the WeChat official account, which is converted into private domain traffic through the online education platform.

5.The system acquires newcomers

Through salon meetings, brand sessions, brand sessions and other conference forms and offline store membership systems, we will connect the C-end in an organized and organized manner, connect users and expand influence.

Our Challenges

Unlike consumer e-commerce platforms, industrial e-commerce platforms mostly focus on a certain production area or even certain specific products, such as steel, cloth, ore, which will enter the next production process after the transaction. At present, there are no homogeneous enterprises in the industrial e-commerce segment that take light luxury/luxury goods as the entrance of consumption flow.

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In the future, USEE ELECTRONIC COMMERCE LTD will explore the implementation of the industrial consumption point system, continuously improve the innovation and entrepreneurship mechanism, create a business cycle ecosystem, and form a preferred platform for industry and finance incubation and operation services.

Secondly, our challenges also include the existing mature e-commerce platforms, such as Amazon, TIK TOK and other e-commerce platforms, which will be the preferred shopping platform for consumers, which will have a certain impact and difficulty in our promotion, these mature e-commerce platforms have a huge consumer group, which will cause us certain challenges.

Our market opportunity

Industry forecasts

Light luxury/luxury industry

At present, the proportion of luxury goods consumption is increasing, people's spending power is increasing rapidly, and international luxury giants are paying more and more attention to the large scale and growth potential of the online market. Online consumption is gradually becoming mainstream, major brands are relying on the Internet to carry out various marketing activities to maintain contact and interaction with consumers, and the growth rate of online sales of luxury goods is much higher than offline.

E-commerce industry

Vertical markets are the main user group of USEE ELECTRONIC COMMERCE LTD, where goods and services are sold to a specific customer base who can connect with each other through different scenarios. This kind of e-commerce + industry model will usher in an explosive period in 2023.

Our Corporate Structure

Our company's organizational structure consists of a board of directors, a strategy committee and an executive committee. With Mr. Zhao Qiu as the chairman and Mr. Xiang Long as the executive president, there are 8 departments: comprehensive department, business department, finance department, planning department, business school, e-commerce department, customer service department and technology department to ensure that the company operates in a legal and compliant manner, and also ensures the company's business development.

Our Strategy

USEE ELECTRONIC COMMERCE LTD is committed to promoting industrial integration and industry-finance integration, insisting on deepening business connections and extending industrial chains, actively exploring new industry ecological models, discovering new development directions, and promoting industrial integration and growth. At the same time, United Capital institutions support the institutional mechanisms of new technologies, new industries, new formats and new models, realize the symbiosis of industry and finance, and promote the formation of high-quality industrial ecology and coordinated development.

In the future, USEE ELECTRONIC COMMERCE LTD will gradually expand its strength and influence through investment, equity participation and strategic cooperation, so that all USEE ELECTRONIC COMMERCE LTD participants can share the wealth feast.

Implications of Our Being an “Emerging Growth Company”

On September 9, 2022, the SEC adopted inflation adjustments mandated by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As a result, an “emerging growth company”will lose its emerging growth company status on the last day of the fiscal year in which it has $1.235 billion or more in total. As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an“emerging growth company“ as defined in the JOBS Act. “An “emerging growth company”may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

 ●     may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

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 ●     are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

 ●     are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

 ●     are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the“say-on-pay,”“say-on frequency”and “say-on-golden-parachute” votes);

 ●     are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

 ●     are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

 ●     will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”) occurred, if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our Class A Ordinary Share held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

 ●    We are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

 ●    For interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

 ●    We are not required to provide the same level of disclosure on certain issues, such as executive compensation;

 ●    We are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

 ●    We are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

 ●    We are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Implications of Being a Controlled Company

Controlled companies are exempt from the majority of independent director requirements. Controlled companies are subject to an exemption from Nasdaq standards requiring that the board of a listed company consist of a majority of independent directors within one year of the listing date.

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Public Companies that qualify as a “Controlled Company” with securities listed on the Nasdaq Stock Market (Nasdaq), must comply with the exchange’s continued listing standards to maintain their listings. Nasdaq has adopted qualitative listing standards. Companies that do not comply with these corporate governance requirements may lose their listing status. Under the Nasdaq rules, a “controlled company” is a company with more than 50% of its voting power held by a single person, entity or group. Under Nasdaq rules, a controlled company is exempt from certain corporate governance requirements including:

 ●    The requirement that a majority of the board of directors consist of independent directors;

 ●    The requirement that a listed company have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

 ●    The requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

 ●    The requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

Controlled companies must still comply with the exchange’s other corporate governance standards. These include having an audit committee and the special meetings of independent or non-management directors.

Our Pre-IPO

Prior to the IPO, we total share capital was about 80,000,000 ordinary shares. This time, about 8,000,000 ordinary shares were sold, which is we expect that the initial public offering price will be no less than US $6.66 per share.

Our Corporate Information

Our principal executive offices are located at FLOOR 1 OFFICE 25, 22 MARKET SQUARE, LONDON, ENGLAND. Our telephone number is +44 07514685567.

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Offerings

Below is a summary of the terms of the offering:

Issuer	USEE ELECTRONIC COMMERCE LTD

Securities Being Offered	Ordinary Shares, par value US$0.0001 per share

Offering Price	We expect that the initial public offering price will be US$6.60 per Ordinary Share.

Ordinary Shares Outstanding Immediately Before This Offering	Ordinary Shares

Ordinary Shares Outstanding Immediately After This Offering	Ordinary Shares (or Ordinary Shares if the underwriters exercise their option to purchase additional Ordinary Shares in full).

Voting Rights	Each Ordinary Share is entitled to one vote.

Use of Proceeds

Proposed Nasdaq Trading Symbol and Listing	We plan to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “USEE” This offering is contingent upon us listing our Ordinary Shares on Nasdaq Capital Market or another national exchange. No assurance can be given that such listing will be approved or that a liquid trading market will develop for our Ordinary Shares.

Lock-up	Our directors, executive officers, and shareholder who own 5% or more of the outstanding Ordinary Shares intended agreed with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our Ordinary Shares or securities convertible into Ordinary Shares for a period of 6 months commencing on the date of this prospectus. The Company is also prohibited from conducting offerings during this period and from re-pricing or changing the terms of existing options and warrants. See “Underwriting” for additional information.

Transfer Agent

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before investing in our Ordinary Shares.

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As filed with the Securities and Exchange Commission on March 23, 2023.

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and in the documents referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business

We have grown rapidly in recent years and have limited experience operating at our current scale of operations. If we are unable to manage our growth effectively, our brand, company culture and financial results may suffer.

We have grown rapidly in the past year and our recent growth rates and financial results should not be considered indicators of our future performance. In order to effectively manage and leverage our growth, we must continue to expand our sales and marketing, focus on innovative product and website development, and upgrade our management information systems. Our continued growth has in the past and may in the future strain our existing resources and we may experience ongoing operational difficulties in managing our operations in numerous jurisdictions, including difficulties in recruiting, training and managing a dispersed and growing employee base. Failure to expand and maintain our company culture through growth may harm our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate goals.

Retail-Nonstore Retailers industry is evolving rapidly and may not evolve as we expect. Even if our net sales continue to grow, our net sales growth rate may decline in the future due to a variety of factors, including macroeconomic factors, changes in supply and supply chain, changes in consumer preferences, increased competition and the maturation of our business. Accordingly, you should not rely on our net sales growth rates for any prior period as an indicator of our future performance. Our overall growth in net sales will depend on many factors, including our ability to:

1) price our products and services effectively so that we can attract new customers and expand our relationships with existing customers.

2) accurately forecast our net sales and plan our operating expenses.

3) compete successfully with other companies that are or may be entering our competitive market in the future and respond to developments in those competitors, such as pricing changes and the introduction of new products and services.

4) Complying with existing and new laws and regulations that apply to our business.

5) Successfully expanding into existing markets and entering new markets, including new geographic areas and categories.

6) The successful introduction of new products and enhancements to our products and services and their features, including in response to new trends or competitive dynamics or customer needs or preferences.

7) Successfully identifying and acquiring or investing in businesses, products or technologies that we believe will complement or expand our business.

8) Avoiding disruptions or interruptions in the distribution of our products and services.

9) Providing quality support to our customers that meets their needs.

10) Hiring, integrating and retaining talented sales, customer service and other personnel.

11) Effectively managing the growth of our business, personnel and operations, including the opening of new showrooms.

12) Effectively managing the costs associated with our business and operations.

13) Maintaining and enhancing our reputation and brand value.

13

As filed with the Securities and Exchange Commission on March 23, 2023.

Because of our limited history of operating our business at our current scale, it is difficult to assess our current operations and future prospects, including our ability to plan for and model future growth. Our limited operating experience at this scale, combined with the rapidly evolving nature of the markets in which we sell our products and services, the significant uncertainty about how these markets will develop and other economic factors beyond our control, reduces our ability to accurately forecast quarterly or annual revenues. Failure to effectively manage our future growth could adversely affect our business, financial condition and results of operations.

We have limited sources of working capital and will need substantial additional financing.

The working capital required to implement our business strategy and R&D efforts will most likely be provided by funds obtained through offerings of our equity, debt, debt-linked securities, and/or equity-linked securities, and revenues generated by us. No assurance can be given that we will have revenues sufficient to sustain our operations or that we would be able to obtain equity/debt financing in the current economic environment. If we do not have sufficient working capital and are unable to generate sufficient revenues or raise additional funds, we may delay the completion of or significantly reduce the scope of our current business plan; delay some of our development and clinical or marketing efforts; postpone the hiring of new personnel; or, under certain dire financial circumstances, substantially curtail or cease our operations.

We may need to engage in capital-raising transactions in the near future. Such financing transactions may well cause substantial dilution to our shareholders and could involve the issuance of securities with rights senior to the outstanding shares. Our ability to complete additional financings is dependent on, among other things, the state of the capital markets at the time of any proposed offering, market reception of the Company and the likelihood of the success of its business model and offering terms. There is no assurance that we will be able to obtain any such additional capital through asset sales, equity or debt financing, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support our operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, our revenues and operations and the value of our Ordinary Shares and Ordinary Share equivalents would be materially negatively impacted and we may cease our operations.

We are dependent on certain key personnel and loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our success is, to a certain extent, attributable to the management, sales and marketing, and research and development expertise of key personnel. We are dependent upon the services of Mr. Zhao Qiu, our Chairman of the Board, for the continued growth and operation of our Company, due to his industry experience, technical expertise, as well as his personal and business contacts in the PRC. Additionally, Ms. Hongqiong Li, performs key functions in the operation of our business. We may not be able to retain Mr. Xiang Long and Mr. Haiyang Yang for any given period of time. Although we have no reason to believe that Mr. Jianguo Wang and Ms. Juan Feng will discontinue their services with us, the interruption or loss of his services would adversely affect our ability to effectively run our business and pursue our business strategy as well as our results of operations. We do not carry key man life insurance for any of our key personnel, nor do we foresee purchasing such insurance to protect against the loss of key personnel.

Our success depends on our ability to protect our intellectual property.

Our success depends on our ability to obtain and maintain patent protection for products developed utilizing our technologies, in the PRC and in other countries, and to enforce these patents. There is no assurance that any of our existing and future patents will be held valid and enforceable against third-party infringement or that our products will not infringe any third-party patent or intellectual property. We own                     patents and have filed                     additional patent applications with the Patent Administration Department of the PRC; however, there is no assurance that our filed patent applications will be granted.

Any patents relating to our technologies may not be sufficiently broad to protect our products. In addition, our patents may be challenged, potentially invalidated or potentially circumvented. Our patents may not afford us protection against competitors with similar technology or permit the commercialization of our products without infringing third-party patents or other intellectual property rights.

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As filed with the Securities and Exchange Commission on March 23, 2023.

We also rely on or intend to rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or will apply to register a number of these trademarks. However, third parties may oppose our trademark applications or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing these new brands. Further, our competitors may infringe our trademarks, or we may not have adequate resources to enforce our trademarks.

In addition, we also have trade secrets, non-patented proprietary expertise and continuing technological innovation that we shall seek to protect, in part, by entering into confidentiality agreements with licensees, suppliers, employees and consultants. These agreements may be breached and there may not be adequate remedies in the event of a breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Moreover, our trade secrets and proprietary technology may otherwise become known or be independently developed by our competitors. If patents are not issued with respect to products arising from research, we may not be able to maintain the confidentiality of information relating to these products.

If we fail to maintain an effective quality control system, our business could be materially and adversely affected.

We place great emphasis on product quality and adhere to stringent quality control measures and have obtained quality control certifications for our products. To meet our customers’ requirements and expectations for the quality and safety of our products, we have adopted a stringent quality control system to ensure that every step of the production process is strictly monitored and managed. Failure to maintain an effective quality control system or to obtain or renew our quality standards certifications may result in a decrease in demand for our products or cancellation or loss of purchase orders from our customers. Moreover, our reputation could be impaired. As a result, our business and results of operations could be materially and adversely affected.

We may experience significant fluctuations in our results of operations and growth rate.

We have grown significantly in recent years, and we intend to continue to expand the scope and geographic reach of the services we provide. Our anticipated future growth will likely place significant demands on our management and operations. Our success in managing our growth will depend, to a significant degree, on the ability of our executive officers and other members of senior management to operate effectively and on our ability to further improve and develop our financial and management information systems, controls and procedures. In addition, we expect to have to adapt our existing systems and introduce new systems, train and manage our employees and improve and expand our sales and marketing capabilities.

Revenue growth may slow down or decline for any number of reasons, including our inability to attract and retain sellers and buyers, decreased buyer spending, increased competition, slowing overall growth of the e-commerce market, the emergence of alternative business models, changes in government policies and general economic conditions. We may also lose buyers and sellers for other reasons, such as a failure to deliver satisfactory customer or transaction experience or high-quality services. If we are unable to properly and prudently manage our operations as they continue to grow, or if the quality of our services deteriorates due to mismanagement, our brand name and reputation could be significantly harmed, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Our results of operations may fluctuate significantly as a result of a variety of factors, including those described above. As a result, historical period-to-period comparisons of our results of operations are not necessarily indicative of future period-to-period results. You should not rely on the results of a single fiscal quarter as an indication of our annual results or our future performance.

15

As filed with the Securities and Exchange Commission on March 23, 2023.

If we fail to effectively promote our business and attract new and retain current buyers and sellers, our business, results of operations and prospects may be materially and adversely affected.

We believe that the effective promotion of our business is of significant importance to our success. Enhancing our brand recognition in the e-commerce market is critical to increasing the quantity and depth of engagement of sellers and buyers with our platform, which, in turn, enhances the appeal and assortment of products and services to buyers. We have conducted and will continue to conduct various marketing and promotional activities, including through both digital channels and offline media, aimed at increasing the visibility of our business, the attractiveness of our platform for our sellers and buyers and the growth of buyer traffic on our websites and mobile apps. We cannot assure you, however, that these activities will be effective in achieving the intended promotional impact on our business. In addition, our buyers and sellers may have conflicting views regarding some of the new initiatives we introduce to improve our platform, which can diminish our attempts to maintain a positive network effect and negatively affect our buyer and seller base. Further, any negative publicity relating to our products or services, regardless of its veracity, could harm our reputation and cause buyers and sellers to leave our platform, which would have a material adverse effect on our business, financial condition and results of operations. If our marketing efforts are not successful in attracting new and retaining current buyers, our business, prospects, financial condition and results of operations could be materially and adversely affected.

If we fail to maintain and enhance our brand, our business, prospects and results of operations may be materially and adversely affected.

We believe that maintaining and enhancing our USEE brand is significantly important to the success of our business. A well-recognized brand is critical to increasing the number of buyers and sellers and the level of their engagement and, in turn, enhancing the attractiveness of our products and services to them. Despite conducting a number of brand promotion and recognition activities from time to time, we cannot assure you that these activities will be successful in the future or that we will be able to achieve the brand promotion effects that we expect. In addition, our competitors may increase the intensity of their marketing campaigns, which may force us to increase our advertising spend to maintain our brand awareness. If our brand is harmed or we are forced to increase our marketing expenses, our business, prospects, financial condition and results of operations could be materially and adversely affected.

We operate in a competitive market. If we fail to retain our current market position, our business and results of operations could be materially and adversely affected.

The markets for our products and services are competitive and rapidly evolving. The successful execution of our strategy depends on our ability to continuously attract and retain sellers and buyers, expand the market for our products and services, continue technological innovation and offer new capabilities to sellers and buyers. We have many competitors not only among other e-commerce companies, but also physical stores and a large and fragmented group of other offline retailers. We compete with these current and potential competitors for both sellers and buyers. From time to time, our buyers may decide not to continue purchasing products on our platform for various reasons, including choosing to shop in offline retail stores once more. Our sellers may also decide to switch to our competitors’ services. Some of our existing or potential competitors may have greater resources, capabilities and expertise in management, technology, finance, product development, sales, marketing and other areas. Further, the internet facilitates competitive entry and comparison shopping, which enhances the ability of new, smaller or lesser known businesses, including businesses from outside Russia, to compete against us. As a result of these various types of current and potential competitors, we may fail to retain or may lose our current market position, we may fail to continue to attract new and maintain our existing buyers and sellers, and we may be required to increase our spending or maintain lower prices, which could materially and adversely affect our business, prospects, financial condition and results of operations.

If we are not able to respond successfully to technological or industry developments, including changes to the business models deployed in our industry, our business may be materially and adversely affected.

16

As filed with the Securities and Exchange Commission on March 23, 2023.

The e-commerce market is characterized by rapid technological developments, frequent launches of new products and services, changes in buyer needs and behavior and evolving industry standards. As a result, participants in the e-commerce industry constantly change their product offerings and business models and adopt new technologies to, among other things, increase cost efficiency and adapt to buyer preferences. There can be no assurances that our key competitors will not adopt a more effective business strategy than us or that our competitors will not be able to more quickly adapt to industry changes than we will. If we fail to successfully and timely respond to technological or industry developments, it could result in a loss of sellers and buyers, and our brand, business, prospects, financial condition and results of operations could be materially and adversely affected.

We rely on many counterparties and third-party providers in our business, and the nonperformance or loss of a significant third-party provider through bankruptcy, consolidation, or otherwise, could adversely affect our operations.

We are party to agreements with third-party companies in various aspects of our business model, including the lessors of our fulfillment centers and various logistics providers. If we are unable to maintain or renew leases, or lease other suitable premises on acceptable terms, or if our existing leases are terminated for any reason (including in connection with a lessor’s loss of its ownership rights to such premises), or if a lease’s terms (including rental charges) are revised to our detriment, such matters could have a material adverse effect on our business, financial condition and results of operations. If these third parties do not comply with applicable legal or administrative requirements, were to default on their obligations, or if we lose a significant provider through bankruptcy, consolidation or otherwise, we may be subject to litigation with these third-party providers, fail to renew the respective agreements on commercially acceptable terms and, therefore, face the need of switching to new third-party providers, who may provide services to us at higher prices, and any of the following of which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may have difficulties with sourcing the products we sell through our Direct Sales business.

Besides connecting, and facilitating transactions between, buyers and sellers on our Marketplace, we sell products directly to our buyers through our Direct Sales business. In our Direct Sales business, we purchase and hold inventory of a selection of products in our fulfillment centers to be sold directly to buyers, and therefore are dependent on our suppliers we source the products from. There can be no assurance that we will be able to timely replace any of our suppliers in case their products are no longer available to us or otherwise procure the supply of products to our facilities to be sold through the Direct Sales business, which may adversely affect our business, prospects, financial condition and results of operations.

Computer viruses, undetected software errors and hacking may cause delays or interruptions on our systems and may reduce the use of our services and damage our brand reputation.

Our online systems, including our websites, mobile apps and our other software applications, products and systems, could contain undetected errors, or “bugs,” that could adversely affect their performance. While we regularly update and enhance our websites and IT platform and introduce new versions of our mobile apps, the occurrence of errors in any such updates or enhancements may cause disruptions in the provision of our services and may, as a result, cause us to lose market share, and our reputation and brand, business, prospects, financial condition and results of operations could be materially and adversely affected.

In addition, computer viruses and cyber security compromises have in the past, which to date have not been material, and may in the future cause delays or other service interruptions on our systems. However, we may be subject to hacking attempts by malicious actors who seek to gain unauthorized access to our information or systems or to cause intentional malfunctions, loss or corruption of data or leakages of our buyers’ and sellers’ personal data. While we employ various antivirus and computer protection software in our operations, we cannot provide any assurance that such protections will successfully prevent all hacking attempts (whether through the use of “denial of service” attacks or otherwise) or the transmission of any computer viruses which, if not prevented, could significantly damage our software systems and databases, cause disruptions to our business activities (including to our e-mail and other communications systems), result in security breaches and the inadvertent disclosure of confidential and/or sensitive information and hinder access to our platform.

17

As filed with the Securities and Exchange Commission on March 23, 2023.

We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses and hacking. Moreover, if a computer virus or other compromise of our systems becomes highly publicized, our reputation could be materially damaged, resulting in a decrease in the use of our products and services. The inadvertent transmission of computer viruses could also expose us to liability and legal action, which may adversely affect our business, financial condition and results of operations.

We may be unable to effectively communicate with our buyers and sellers through email, other messages or social media.

We rely on newsletters in the form of emails and other messaging services in order to promote our platform and inform our buyers of our product offerings and/or the status of their orders, or inform our sellers of any updates on the terms and conditions of the sale of their products on our Marketplace. Changes in how webmail services organize and prioritize emails could reduce the number of buyers and sellers opening our emails. For example, some webmail services offer tools and features that could result in our emails and other messages being shown as “spam” or as lower priority to our consumers, which could reduce the likelihood of consumers opening or responding positively to them. Actions by third parties to block, impose restrictions on, or charge for the delivery of emails and other messages, as well as legal or regulatory changes with respect to “permission-based marketing” or generally limiting our right to send such messages or imposing additional requirements on our ability to conduct email marketing or send other messages, could impair our ability to communicate with our buyers and sellers. If we are unable to send emails or other messages to our buyers and sellers, if such messages are delayed or if buyers and sellers do not receive or decline to open them, we would no longer be able to use this free marketing channel. This could impair our marketing efforts or make them more expensive if we have to increase spending on paid marketing channels to compensate and as a result, our business could be adversely affected.

Additionally, malfunctions of our email and messaging services could result in erroneous messages being sent and buyers and sellers no longer wanting to receive any messages from us. Furthermore, our process of obtaining consent from our buyers to receive newsletters and other messages from us and to allow us to use their data may be insufficient or invalid. As a result, such individuals or third parties may accuse us of sending unsolicited advertisements and other messages, and our use of email and other messaging services could result in claims against us.

Since we also rely on social media to communicate with our buyers, changes to the terms and conditions of relevant providers could limit our ability to communicate through social media. These services may change their algorithms or interfaces without notifying us, which may reduce our visibility. In addition, there could be a decline in the use of such social media by our buyers, in which case we may be required to find other, potentially more expensive, communication channels.

An inability to communicate through emails, other messages or social media could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may be subject to product liability claims when people or property are harmed or damaged by the products that are sold on our platform.

We are exposed to product liability or food safety claims relating to personal injury or illness, death or environmental or property damage caused by the products that are sold by us or through our Marketplace, and we do not maintain any insurance with respect to such product liability. As the products offered by us or through our Marketplace are manufactured by third parties, we have only limited control over the quality of these products. In addition, we cannot always effectively prevent our sellers from selling harmful or defective products on our Marketplace, which could cause death, disease or injury to our buyers or damage their property. We may be seen as having facilitated the sale of such products and may be forced to recall such products. Under our Direct Sales model, where we act directly as seller, we may also have to recall harmful products.

18

As filed with the Securities and Exchange Commission on March 23, 2023.

Although we require that our sellers only offer products that comply with the existing product safety rules and monitor such compliance, we may not be able to detect, enforce or collect sufficient damages for breaches of such agreements. In addition, any negative publicity resulting from product recalls or the assertion that we sold defective products could damage our brand and reputation. Any material product liability, food safety or other claim could have an adverse effect on our business, prospects, results of operations and financial condition.

We may be impacted by fraudulent or unlawful activities of sellers, which could have a material adverse effect on our reputation and business and may result in civil or criminal liability.

The law relating to the liability of online service providers is currently unsettled in Russia, and governmental agencies have in the past and could in the future require changes in the way online businesses are conducted. Our standard agreement with the sellers on our Marketplace provides for monthly payments to sellers for the products sold rather than immediate payment after the sale of a product. Our standard form agreement with our sellers provides that we will directly compensate the buyer for the purchase price if a buyer makes a return and the seller must refund us the price of the returned product. These provisions are designed to prevent sellers from collecting payments, fraudulently or otherwise, in the event that a buyer does not receive the products they ordered or when the products received are materially different from the seller’s descriptions, and to prevent sellers on our Marketplace from selling unlawful, counterfeit, pirated, or stolen goods, selling goods in an unlawful or unethical manner, violating the proprietary rights of others or otherwise violating our product requirements. If our sellers circumvent or otherwise fail to comply with these provisions, it could harm our business or damage our reputation, and we could face civil or criminal liability for unlawful activities by our sellers.

We depend upon talented employees, including our senior management and IT specialists, to grow, operate and improve our business, and if we are unable to retain and motivate our personnel and attract new talent, we may not be able to grow effectively.

Our success depends on our continued ability to identify, hire, develop, motivate and retain talented employees. Our ability to execute and manage our operations efficiently is dependent upon contributions from all of our employees. Competition for senior management and key IT personnel is intense, and the pool of qualified candidates is relatively limited. From time to time, some of our key personnel may choose to leave our company for various reasons, including personal career development plans or alternative compensation packages. An inability to retain the services of our key personnel or properly manage the working relationship among our management and employees may expose us to legal or administrative action or adverse publicity, which could adversely affect our reputation, business, prospects, financial condition and results of operations.

Training new employees with no prior relevant experience could be time consuming and requires a significant amount of resources. We may also need to increase the compensation we pay to our employees from time to time in order to retain them. If competition in our industry intensifies, it may be increasingly difficult for us to hire, motivate and retain highly skilled personnel due to significant market demand. If we fail to attract additional highly skilled personnel or retain or motivate our existing personnel, we may be unable to pursue growth, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Employee misconduct is difficult to determine and detect and could harm our reputation and business.

We face a risk that may arise out of our employees’ lack of knowledge or willful, negligent or involuntary violations of laws, rules and regulations or other misconduct. Misconduct by employees could involve, among other things, the improper use or disclosure of confidential information (including trade secrets), embezzlement or fraud, any of which could result in regulatory sanctions or fines imposed on us, as well as cause us serious reputational or financial harm. We have experienced fraudulent misconduct by employees in the past, which to date has not caused any material harm to our business. However, any such further misconduct in the future may result in unknown and unmanaged risks and losses. We have internal audit, security and other procedures in place that are designed to monitor our employees’ conduct. However, despite these controls and procedures there can be no assurance that we will discover employee misconduct in a timely and effective manner, if at all. It is not always possible to guard against employee misconduct and ensure full compliance with our risk management and information policies. The direct and indirect costs of employee misconduct can be substantial, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

19

As filed with the Securities and Exchange Commission on March 23, 2023.

We do not have and may be unable to obtain sufficient insurance to protect ourselves from business risks.

The insurance industry in Russia relative to that in other jurisdictions is not as mature, and accessibility to many forms of insurance coverage common in other jurisdictions is limited. We currently maintain insurance coverage for our fulfillment centers and service centers but do not maintain insurance coverage for our servers, pick-up points, business interruption risks, product liability or third-party liability in respect of most of environmental damage arising from accidents on our property or relating to our operations. Until we obtain adequate insurance coverage, there is a risk of irrecoverable loss or destruction of certain assets, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

The global coronavirus COVID-19 pandemic has caused significant disruptions in our business, which may continue to materially and adversely affect our results of operations and financial condition.

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. Many businesses and social activities in China and other countries and regions were severely disrupted in 2020, including those of our suppliers, customers and employees. This pandemic has also caused market panics, which materially and negatively affected the global financial markets, such as the plunge of global stocks on major stock exchanges in March 2020. Such disruption and slowdown of the world’s economy in 2020 and beyond had, and may continue to have, a material adverse effect on our results of operations and financial condition. We and our customers experienced significant business disruptions and suspension of operations due to quarantine measures to contain the spread of the pandemic, which caused shortage in the supply of raw materials, reduced our production capacity, increased the likelihood of default from our customers and delayed our product delivery. All of these had resulted in a material adverse effect on our results of operations and financial condition in the fiscal year 2021. The extent to which the COVID-19 pandemic may impact our business, operations and financial results will depend on numerous evolving factors that the Company cannot accurately predict at this time, including the uncertainty on the potential resurgence of the COVID-19 cases in China, the continual spread of the virus globally, and the instability of local and global government policies and restrictions. We are closely monitoring the development of the COVID-19 pandemic and continuously evaluating any further potential impact on our business, results of operations and financial condition. If the pandemic persists or escalates, we may be subject to further negative impact on our business operations and financial condition.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

Although the Chinese economy expanded well in the last two decades, the rapid growth of the Chinese economy has slowed down since 2012, and there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the People’s Bank of China and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

20

As filed with the Securities and Exchange Commission on March 23, 2023.

Under the strong supervision of the government, our business may be controlled.

The Company’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. The Company could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Furthermore, it is uncertain when and whether the Company will be required to obtain permission from the government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Our business, prospects, financial condition, and results of operations may be influenced significantly by political, economic, and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of the foreign exchange, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may harm us.

As of the date of this prospectus, we are not aware of other material restrictions and limitations on our ability to distribute earnings from our businesses, including our subsidiaries, to the parent company and U.S. investors or our ability to settle amounts owed, or on foreign exchange or our ability to transfer cash between entities within our group, across borders, or to U.S. investors.

If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, share price and reputation.

21

As filed with the Securities and Exchange Commission on March 23, 2023.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S., including in instances of fraud, in emerging markets generally. As a result of this scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S.-listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business, and our share price. In the event that we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. In the event that such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

Risks Related to the Offering and Our Ordinary Shares

The initial public offering price of our Ordinary Shares may not be indicative of the market price of our Ordinary Shares after this offering. In addition, an active, liquid and orderly trading market for our Ordinary Shares may not develop or be maintained, and our share price may be volatile.

Prior to the completion of this offering, our Ordinary Shares were not traded on any market. Any active, liquid and orderly trading market for our Ordinary Shares may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our Ordinary Shares could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Ordinary Shares, you could lose a substantial part or all of your investment in our Ordinary Shares. The initial public offering price will be determined by us, based on numerous factors and may not be indicative of the market price of our Ordinary Shares after this offering. Consequently, you may not be able to sell our Ordinary Shares at a price equal to or greater than the price paid by you in this offering.

The following factors could affect our share price:

• our operating and financial performance;

• quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

• the public reaction to our press releases, our other public announcements and our filings with the SEC;

• strategic actions by our competitors;

• changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

• speculation in the press or investment community;

• the failure of research analysts to cover our Ordinary Shares;

• sales of our Ordinary Shares by us or other shareholders, or the perception that such sales may occur;

• changes in accounting principles, policies, guidance, interpretations or standards;

• additions or departures of key management personnel;

• actions by our shareholders;

• domestic and international economic, legal and regulatory factors unrelated to our performance; and

• the realization of any risks described under this “Risk Factors” section.

22

As filed with the Securities and Exchange Commission on March 23, 2023.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Ordinary Shares. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, diver our management’s attention and resources and harm our business, operating results and financial condition.

There may not be an active, liquid trading market for our Ordinary Shares.

Prior to the completion of this offering, there has been no public market for our Ordinary Shares. An active trading market for our Ordinary Shares may not develop or be sustained following this offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The initial public offering price was determined by negotiations between us and our advisors based upon a number of factors. The initial public offering price may not be indicative of prices that will prevail in the trading market.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of the Ordinary Shares for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Ordinary Shares as a source for any future dividend income.

A sale or perceived sale of a substantial number of our Ordinary Shares may cause the price of our Ordinary Shares to decline.

If our shareholders sell substantial amounts of our Ordinary Shares in the public market, the market price of our Ordinary Shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Ordinary Shares. These sales also make it more difficult for us to sell equity-related securities in the future at a time and price that we deem reasonable or appropriate.

There can be no assurance that we will not be a passive foreign investment company (“PFIC”) for United States federal income tax purposes for any taxable year, which could subject United States holders of our Ordinary Shares to significant adverse United States federal income tax consequences.

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (based on average of the quarterly values of the assets) during such year is attributable to assets that that produce or are held for the production of passive income. Based on the current and anticipated value of our assets and the composition of our income assets, we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ended December 31, 2021 or in the foreseeable future. However, the determination of whether or not we are a PFIC according to the PFIC rules is made on an annual basis and depend on the composition of our income and assets and the value of our assets from time to time. Therefore, changes in the composition of our income or assets or value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the quarterly market value of Ordinary Shares, which is subject to change and may be volatile.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations guidance is potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one of more taxable years.

23

As filed with the Securities and Exchange Commission on March 23, 2023.

If we are a PFIC for any taxable year during which a United States person holds Ordinary Shares, certain adverse United States federal income tax consequences could apply to such United States person.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies, or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Ordinary Shares to be less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to file a report by our management on our internal control over financial reporting, including an attention report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weakness in internal control over financial reporting could result in financial statement errors, which, in turn, could lead to error our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting. We will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the Ordinary Shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Ordinary Shares may not be able to remain listed on the exchange.

24

As filed with the Securities and Exchange Commission on March 23, 2023.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual general meetings will be governed by England requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Ordinary Shares.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq listing standards that allow us to follow England law for certain governance matters. Certain corporate governance practices in the England may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, England law has no corporate governance regime which prescribes specific corporate governance standards. Currently, we do not intend to rely on home country practice with respect to our corporate governance after we complete with this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under England law.

We are an exempted company incorporated under the laws of the England. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (Revised) of the England and the common law of the England. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under England law are to a large extent governed by the common law of the England. The common law of the England is derived in part from comparatively limited judicial precedent in the England as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the England. The rights of our shareholders and the fiduciary duties of our directors under England law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the England has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the England. In addition, England companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

We are an exempted company incorporated under the laws of the England. Shareholders of England exempted companies have no general rights under England law to inspect corporate records or to obtain copies of lists of shareholders of these companies. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the England, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

25

As filed with the Securities and Exchange Commission on March 23, 2023.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a England company and substantially all of our assets are located outside of the United States. In addition, substantially all of our current directors and officers are nationals and/or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the England may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of the company’s listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by the Public Company Accounting Oversight Board (“PCAOB”), an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our public offering will be relatively small, and our company’s insiders will hold a large portion of the company’s listed securities. Nasdaq might apply the additional and more stringent criteria for our initial and continued listing, which might cause delay or even denial of our listing application.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

26

As filed with the Securities and Exchange Commission on March 23, 2023.

If the Nasdaq Capital Market does not list our securities or subsequently delists our securities from trading, we could face significant consequences, including:

●      limited availability for market quotations for our securities;

●      reduced liquidity with respect to our securities;

●      a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

●      limited amount of news and analyst coverage; and

●      a decreased ability to issue additional securities or obtain additional financing in the future.

The market price of our ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

The public offering price for our ordinary shares will be determined through negotiations between the underwriters and us and may vary from the market price of our ordinary shares following our public offering. If you purchase our ordinary shares in our public offering, you may not be able to resell those shares at or above the public offering price. We cannot assure you that the public offering price of our ordinary shares, or the market price following our public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our public offering. The market price of our ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●      actual or anticipated fluctuations in our revenue and other operating results;

●      the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●      actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●      announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic relationships, joint ventures, or capital commitments;

●      price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●      lawsuits threatened or filed against us; and

●      other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

●      In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. In the event that we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We have broad discretion in the use of the net proceeds from our public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our public offering in a manner that does not produce income or that loses value. As of the date of this Prospectus, Management has not determined the types of businesses that the Company will target or the terms of any potential acquisition.

27

As filed with the Securities and Exchange Commission on March 23, 2023.

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

Upon completion of this offering, we will become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. In the event that we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our ordinary shares could decline.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a publicly listed company in the United States. As a publicly listed company, we will be required to file annual reports with the Securities and Exchange Commission. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

28

As filed with the Securities and Exchange Commission on March 23, 2023.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

●	our future financial performance, including our expectations regarding our revenue, cost of revenue, operating expenses, including capital expenditures related to asset-intensive offerings, our ability to determine reserves and our ability to achieve and maintain future profitability;
●	our ability to develop and market new products;
●	the continued market acceptance of our products;
●	the sufficiency of our cash, cash equivalents and investments to meet our liquidity needs;
●	our ability to manage operations-related risk;
●	our expectations and management of future growth;
●	our expectations concerning relationships with third parties;
●	the impact of COVID-19 on the Company;
●	our ability to maintain, protect and enhance our intellectual property;
●	our ability to successfully acquire and integrate companies and assets;
●	the increased expenses associated with being a public company；
●	exposure to product liability and defect claims;
●	protection of our intellectual property rights;
●	changes in the laws that affect our operations；
●	inflation and fluctuations in foreign currency exchange rates;
●	our ability to obtain all necessary government
●	certifications, approvals, and/or licenses to conduct our business;
●	continued development of a public trading market for our securities;
●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;
●	managing our growth effectively;
●	fluctuations in operating results;
●	dependence on our senior management and key employees; and
●	other factors set forth under “Risk Factors.”

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

29

As filed with the Securities and Exchange Commission on March 23, 2023.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

30

As filed with the Securities and Exchange Commission on March 23, 2023.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $                  million after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial offering price of $6.66 per ordinary share (excluding any exercise of the underwriters’ over-allotment option).

A $                  increase (decrease) in the assumed initial public offering price of $6.66 per share would increase (decrease) the net proceeds to us from this offering by approximately $                million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no change to the number of ordinary share offered by us as set forth on the cover page of this prospectus, provided, however, that in no case would we decrease the initial public offering price to less than $6.66 per share.

Description of Use	Estimated Amount of Net Proceeds (US $)	Percentage
Flagship store building		37.5%
Brand series product building		28.2%
Operating expenses		33.8%
Daily office
Marketing
Team building
Advertising expenses
Middle stage development of supply chain
Other operating liquidity		0.5%
Total project input funds		100.00%

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have some flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not imminently used for the above purposes, we intend to invest in short-term, interest-bearing bank deposits or debt instruments.

The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business. The procedure to remit funds may take several months after completion of this offering, and we will be unable to use the offering proceeds in China until remittance is completed. See “Risk Factors” for further information.

31

As filed with the Securities and Exchange Commission on March 23, 2023.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future.

We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business.

Any future determination to pay dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions, and capital requirements.

From time to time, we may also enter into other loan or credit agreements or similar borrowing arrangements that may further restrict our ability to declare or pay dividends on our common stock. Our board of directors will have sole discretion in making any future determination to pay dividends, subject to applicable laws, taking into account, among other factors, our results of operations, financial condition, contractual restrictions, and capital requirements.

32

As filed with the Securities and Exchange Commission on March 23, 2023.

CAPITALIZATION

The following table sets forth our capitalization as of Dec 31, 2022 as follows:

●	on an actual basis; and

●	on an adjusted basis to reflect the sale of ordinary shares in this offering, at an assumed initial public offering price of $6.66 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The adjustments reflected below are subject to change and are based upon available information and certain assumptions that we believe are reasonable. Total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this capitalization table in conjunction with “Use of Proceeds,” “Summary Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

As of December 31, 2022
	Actual	Pro Forma As Adjusted
Shareholder’s Equity:
Ordinary shares, US$0.0001 par value per share
Statutory reserves
Additional paid-in capital
Retained earnings
Accumulated other comprehensive loss
Total shareholders’ equity
Total capitalization

(1)	Gives effect to the sale of Ordinary Shares in this offering at an assumed initial public offering price of $ per share and reflects the application of the proceeds after deducting the underwriting discounts, non-accountable expense allowance and our estimated offering expenses.

(2)       Pro forma adjusted additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting discounts and non-accountable expense allowance, and other expenses. We expect to receive net proceeds of approximately $                         ($                         offering, less underwriting discounts of $          , non-accountable expense allowance of $                , accountable expenses of $                and offering expenses of $                   ).

Each $1.00 increase (decrease) in the assumed initial public offering price of $ per Ordinary Share would increase (decrease) the pro forma as adjusted amount of total capitalization by $                  million, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. An increase (decrease) of one million in the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of total capitalization by $                     million, assuming no change in the assumed initial public offering price per Ordinary Share as set forth on the cover page of this prospectus.

33

As filed with the Securities and Exchange Commission on March 23, 2023.

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Ordinary Share and the pro forma net tangible book value per Ordinary Share after the offering. Dilution results from the fact that the offering price per Ordinary Share is substantially in excess of the book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares. Our net tangible book value attributable to shareholders on December 31, 2022 was $                or approximately $                    per Ordinary Share. Net tangible book value per Ordinary Share as of December 31, 2022 represents the amount of total assets less intangible assets and total liabilities, divided by the number of Ordinary Shares outstanding.

Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after December 31, 2022, will be $ or approximately $ per Ordinary Share. This would result in dilution to investors in this offering of approximately $                     per Ordinary Share or approximately                    % from the assumed offering price of $                     per Ordinary Share. Net tangible book value per Ordinary Share would increase to the benefit of present shareholders by $                     per share attributable to the purchase of the Ordinary Shares by investors in this offering.

The following table sets forth the estimated net tangible book value per Ordinary Share after the offering and the dilution to persons purchasing Ordinary Shares based on the foregoing firm commitment offering assumptions. The number of our Ordinary Shares had been adjusted retrospectively to reflect the increasing of share capital. See “Description of Share Capital” for more details.

Offering
Assumed public offering price per share
Net tangible book value per share as of December 31, 2022
Increase in pro forma net tangible book value per share attributable to price paid by new investors
Pro forma net tangible book value per share after this offering
Dilution in pro forma net tangible book value per share to new investors in this offering

The following table sets forth, on an as adjusted basis as of December 30, 2022, the difference between the number of common stock purchased from us, the total cash consideration paid, and the average price per share paid by our existing shareholders and by new public investors before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, using an assumed public offering price of $6.66 per share:

	Shares Purchased		Total Cash Consideration
	Number	Percent	Amount	Percent
Existing shareholders
New investors from public offering
Total

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As filed with the Securities and Exchange Commission on March 23, 2023.

CORPORATE HISTORY AND STRUCTURE

Corporate History

USEE ELECTRONIC COMMERCE LTD, a British company established on March 15th, 2023, is the issuer of the ordinary shares provided in this prospectus. Prior to this issuance and transaction (see the definition below), all our business operations were conducted through USEE ELECTRONIC COMMERCE LTD.. The original equity owners were Mr. Zhao Qiu and Ms. Hongqiong Li. We will complete the transaction before completing this issuance, excluding this issuance.

Since its establishment, the company has been integrating its own development into the development of digital economy, improving the construction of digital industrialization capacity, promoting the real economy by e-commerce, creating value-added ecology of commercial chain around the consumption end, channel end and brand end, taking the promotion of consumption as the key factor to activate the real economy, and building a one-stop incubation service platform for industry and finance.

transaction

Prior to the transaction, we expect that there will initially be two holders of common stock of USEE ELECTRONIC COMMERCE LTD. We will complete the following organizational transactions related to this offering:

We will modify and restate the existing limited liability company agreement of USEE ELECTRONIC COMMERCE LTD, which will come into force before the completion of this offering. Invest all existing ownership interests of USEE ELECTRONIC COMMERCE LTD. into a certain number of LTD interests.

Corporate Structure

The following chart illustrates our corporate structure, including our subsidiaries, as of the date of this prospectus. The percentages shown on the following chart represent percentages of equity ownership:

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As filed with the Securities and Exchange Commission on March 23, 2023.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Our Company

USEE ELECTRONIC COMMERCE LTD is a one-stop industrial and financial incubation operation service provider integrating Internet technology, e-commerce operation, big data, SRM digital supply chain, brand management and other businesses. Its company is a Private company limited by shares.

Our History and Development

USEE ELECTRONIC COMMERCE LTD was registered on 15 March 2023 at Company House, Cardiff, with its registered office on 25 / F, 22 Market Square, London, UK. Since its establishment, the company has been integrating its own development into the development of digital economy, improving the construction of digital industrialization capacity, promoting the real economy by e-commerce, creating value-added ecology of commercial chain around the consumption end, channel end and brand end, taking the promotion of consumption as the key factor to activate the real economy, and building a one-stop incubation service platform for industry and finance.

Our Products and Service

Internet sales (except sales of licensed goods); Sales agent; Luggage sales; Bag repair service; Jewelry wholesale; Jewelry retail; Jewelry recovery and repair services; Sales of clocks and timekeeping instruments; Sales of electronic products; Cosmetics wholesale; Cosmetics retail; Appraisal services for art (beauty) and collection; Wholesale of computer hardware, software and auxiliary equipment; Retail of computer hardware, software and ancillary equipment; Sales of arts and crafts and ceremonial articles (except ivory and its products); Retail of arts and crafts and collectibles (other than ivory and its products); Clothing and apparel wholesale; Apparel retail; Shoes and hats wholesale; Shoes and hats retail; Sales of household appliances; Information consulting services (excluding licensed information consulting services); Advertising design and agency; Import and export agent; Domestic trade agent; Conference and exhibition services; Organizing cultural and artistic exchange activities; New energy vehicle sales; Auto parts retail, etc.

Major Factors Affecting Our Results of Operations

Ⅰ. Internal factors

1. Business categories: Business categories are mainly related to the tax declaration of enterprises. Some business items cannot enjoy preferential tax policies. Therefore, reasonable selection of business categories is conducive to reasonable tax saving of the company. In addition, in the later expansion of business, it can also avoid changing business categories or adding business categories and other procedures, which is conducive to the company's faster expansion of business and other work.

2. Marketing means: Do a good job in marketing, attract enough traffic, is conducive to the company to occupy a larger market share, open territory, stabilize the existing market section, so that the company is not eliminated by the cruel market, to survive and develop effectively.

3. Technology research and development investment level: the company must take innovation as the fundamental starting point and breakthrough point, increase science and technology investment in business development, enhance product technology content, fundamentally improve the core competitiveness of the enterprise, and meet consumer demand from a higher level, so that the enterprise can obtain better business performance.

4. Customer management and maintenance: By strengthening the effective management and maintenance of customer relations, the company can make the company's products and marketing activities attract the attention of large customers in time, and get rapid feedback, which is conducive to the company in the marketing process to reduce the risk of business operation, reduce the company's marketing costs, and improve the company's market competitiveness.

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As filed with the Securities and Exchange Commission on March 23, 2023.

Ⅱ. External factors

1. Tax policy: Preferential tax policy is one of the important means for the state to intervene in the economy. Tax can affect the cost of innovation in the form of funds; preferential policy for individual income tax can affect the cost of human capital; preferential policy for enterprise income tax can affect the overall economic benefits of enterprises; preferential policy for accelerated depreciation of enterprise fixed assets can affect the depreciation amount of equipment. All these influence enterprises in the form of cash, so as to reduce their input costs to a certain extent and improve their profitability. In addition, under the given risk conditions, people tend to pursue a higher expected rate of return. However, tax loss can be deducted before tax or exempted in a certain proportion, which will reduce the risk of strategic innovation and increase the expected revenue of enterprises. Therefore, enterprises will actively carry out strategic innovation and tend to transfer to strategic innovation investment with big risks.

2. Laws and regulations: Laws and regulations run through the whole process of a company's establishment, operation, development, dissolution and termination. Legal factors restrict and affect the company's operation behavior. Generally speaking, they can be divided into two aspects: company management and production and operation. Enterprise organization management, personnel and labor management, financial management, information management and security management; The impact on the company's production and operation mainly includes: commodity purchase and sale decision, product decision, price decision, promotion and advertising decision, etc. Therefore, a healthy and sound legal and regulatory environment is more conducive to the stable development of the company.

3. Industry situation: The global online sales of luxury goods are developing rapidly. It is estimated that by 2025, the online sales of luxury goods will account for 25% of the total sales of luxury goods, indicating that there are still great opportunities in the luxury e-commerce industry at present, and the luxury e-commerce companies with rapid development and good performance still have a very large profit space.

Our Research and Development

USEE ELECTRONIC COMMERCE LTD is committed to the research and development of a futurefocused green consumption APP for light luxury goods. It selects leading light luxury brands from more than 30 countries and regions around the world, covering nearly 100,000 products in 12 categories, and takes green consumption as its root in the circulation process to reshape consumption experience. Enable consumers to obtain convenient and preferential shopping experience while realizing the re-circulation of value.

USEE ELECTRONIC COMMERCE LTD creates a new form of consumer entrepreneurship by "promoting reality with virtual", providing entrepreneurs with a new consumption scene and a light entrepreneurship platform. Through the offline chain system of USEE ELECTRONIC COMMERCE LTD. Luxury collection store, With the digital twin operation model of e-commerce + entity, green consumption scene and industrial ecological base in the era of digital economy are created.

USEE ELECTRONIC COMMERCE LTD is committed to promoting industrial integration and integration of industry and finance, insisting on deepening business connection, chain extension, and actively exploring new business forms, new models and new paths to promote the integration and growth of industries. At the same time, we will cooperate with capital institutions to support the institutions and mechanisms of new technologies, new industries, new business forms and new models, realize the coupling symbiosis of industry and finance, and promote the formation of high-quality coordinated development of industrial ecology.

In the future, USEE ELECTRONIC COMMERCE LTD will gradually expand its strength and influence through investment, equity participation and strategic cooperation, so that all participants of USEE ELECTRONIC COMMERCE LTD can share the feast of wealth.

Regulatory Environment

The E - commerce regulation in Britain is dominated by government regulation and supplemented by industry self - regulatory organization. The supervision of the British government mainly adopts administrative measures, while the supervision of the self-regulatory organization accepts the public's reports and complaints, and takes the methods of closing links. The main government regulator is the Department for Business, Innovation and Skills. The main industry self-regulatory organization is the Network Supervision Foundation, which regulates fraud and other issues in the Internet economy.

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As filed with the Securities and Exchange Commission on March 23, 2023.

Production Capacity

At present, USEE ELECTRONIC COMMERCE LTD's fixed assets, digital assets, channel assets, data assets and other assets have been evaluated by relevant institutions at an estimated value of $170 million. USEE ELECTRONIC COMMERCE LTD plans to set up 50 stores in 3-5 years. In 1-2 years to build a series of private brand products, estimated 2023 net profit of about 1,016,300 dollars.

Our Marketing and Sales

(1) Consumption returns double points

Set certain time conditions, after consumers meet the conditions, the amount of consumption will be returned to consumers successively in the form of consumption points, so that every penny spent on the way back, consumption points can also be used for consumption on the e-commerce platform;

(2) Sharing acceleration

It is mainly based on person-to-person interaction and dissemination, allowing old consumers to promote a large number of new consumers, accelerating the return time of consumption points, and completing the actual effect of the drainage method.

(3) Industrial partners

Consumers' consumption points will be converted into industrial points after the third consumption. Industrial points can participate in the investment of the entity industries and projects of Baihui and get dividends. Through the entity industry, the interests of consumers and the interests of Baihui are combined to enhance the stickiness between consumers and the platform.

(4) Public domain promotion, Private domain traffic conversion

Online traffic entry is formed through its own new media matrix and media resources, and deposited to the wechat public account, which is transformed into private traffic through the online education platform.

(5) The system acquires newcomers

Through the form of salons, brand special sessions, brand special sessions and other meetings and the establishment of offline store membership system, we can connect the C end in an organized way to connect users and expand our influence.

Key Components of Results of Operations (ICG)

(1) Revenue

USEE ELECTRONIC COMMERCE LTD is expected to reach $145 million in revenue in 2023, based on existing industry penetration and membership growth rates related to the project's dependence on revenue. USEE ELECTRONIC COMMERCE LTD is expected to generate more than $290 million in revenue in 2024 as it expands its offline store and private label product matrix. By 2025, USEE ELECTRONIC COMMERCE LTD is expected to generate revenues of more than $508 million per year.

(2) Cost of Revenue

According to the dependency between the relevant items in the balance sheet and the income statement and the operating income, combined with the 2023 capital demand expenditure of USEE ELECTRONIC COMMERCE LTD, The estimated Cost of Revenue to USEE ELECTRONIC COMMERCE LTD in 2023 is approximately $4,356,100.

(3) Gross profit and gross profit margin

Main business income - Main business cost ÷ Main business income ×100%=20% (after tax)

(4) Operating Expenses

Including daily office expenses, team building, site leasing, and labor costs, expected to be approximately $2.6 million/year.

(5) (1) Research and development expenses

USEE ELECTRONIC COMMERCE LTD plans to create a series of products of its own brand within 1-2 years, which will be produced by OEM, covering wine, skin care products, health care products, etc. The planned capital is about 15 million US dollars.

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As filed with the Securities and Exchange Commission on March 23, 2023.

BUSINESS

Our Mission

The era of traditional e-commerce dividend has passed, and the marketing model of traditional e-commerce is gradually difficult to adapt to the needs of the new era, and it is difficult to build customer trust, and the experience of customers is getting longer and longer. The core concept of USEE ELECTRONIC COMMERCE LTD is to let all participants enjoy the value brought by consumption. Traditional e-commerce only meets material consumption, while content e-commerce only meets social, material and spiritual consumption. However, the emergence of USEE ELECTRONIC COMMERCE LTD has changed the development process of e-commerce. In addition to meeting the above requirements, it also meets the needs of users to save money and start a business.

The mission of USEE ELECTRONIC COMMERCE LTD is to provide entrepreneurs with new consumption scenarios and light start-up platforms through the offline chain system of USEE luxury collection stores and the digital operation model of entity linked by e-commerce platforms, while enabling consumers to obtain convenient and preferential shopping experience. In the context of global economic downturn and economic internal circulation, USEE ELECTRONIC COMMERCE LTD has put forward a brand new strategy of industrial integration, combination of industry and finance, to promote the steady progress of consumption transformation and upgrading.

Overview

USEE ELECTRONIC COMMERCE LTD is a one-stop industry and finance incubation operation service provider integrating Internet technology, e-commerce operation, big data, SRM digital supply chain, brand management and other businesses. With the self-developed APP as the entry point, The green consumption scene and industrial base in the era of digital economy can be built by "promoting the real with the virtual", and the related industries such as consumer services can be empowered.

The company's business scope includes: Internet sales (in addition to the sale of commodities requiring licenses); Sales agent; Luggage sales; Bag repair service; Jewelry wholesale; Jewelry retail; Jewelry recovery and repair services; Sales of clocks and timekeeping instruments; Sales of electronic products; Cosmetics wholesale; Cosmetics retail; Appraisal services for art (beauty) and collection; Wholesale of computer hardware, software and auxiliary equipment; Retail of computer hardware, software and ancillary equipment; Sales of arts and crafts and ceremonial articles (except ivory and its products); Retail of arts and crafts and collectibles (other than ivory and its products); Clothing and apparel wholesale; Apparel retail; Shoes and hats wholesale; Shoes and hats retail; Sales of household appliances; Information consulting services (excluding licensed information consulting services); Advertising design and agency; Import and export agent; Domestic trade agent; Conference and exhibition services; Organizing cultural and artistic exchange activities; New energy vehicle sales; Auto parts retail, etc.

USEE ELECTRONIC COMMERCE LTD uses Internet e-commerce to promote the real economy to create a green consumption scene and industrial base in the era of digital economy, and activate consumption and service industries.

USEE ELECTRONIC COMMERCE LTD always integrates its own development into the exhibition of digital economy, improves the construction of digital industrialization capacity, promotes the real economy by e-commerce, builds value-added ecology of commercial chain around the consumption end, channel end and brand end, and regards the promotion of consumption as the key element to activate the real economy. Build a one-stop incubation and operation service platform for industry and finance.

Our Competitive Strengths

USEE ELECTRONIC COMMERCE LTD adopts F2B2b2C model. The biggest difference from traditional e-commerce is that F2B2b2C model has four operating subjects: brand owner (F2C), platform owner (F2S), distributor (B2C) and retailer (b2C). Based on the established channel organization of the enterprise, through the form of brand special sessions, brand special sessions and other conferences as well as the establishment of offline store membership system, the C-end is connected in an organized way to connect users and form an online-offline integration model. USEE ELECTRONIC COMMERCE LTD is committed to integrating the needs of entrepreneurs, consumers and companies or enterprises, so as to save the consumption costs of different users and directly hit the pain points of different users. In addition, different promotion methods are provided.

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As filed with the Securities and Exchange Commission on March 23, 2023.

(1) Consumption returns double points

Set certain time conditions, after consumers meet the conditions, the amount of consumption will be returned to consumers successively in the form of consumption points, so that every penny spent on the way back, consumption points can also be used for consumption on e-commerce platforms, so as to achieve the purpose of stabilizing customer sources.

(2) Sharing acceleration

Through relevant promotion activities and person-to-person interaction and communication mode, old consumers promote a large number of new consumers, accelerate the return time of consumption points, and complete the practical effect of the drainage method;

(3) Industry partners

Consumer consumption points will be converted into industrial points after the third consumption. Industrial points can participate in the investment of USEE ELECTRONIC COMMERCE LTD's entity industry and project, and obtain dividends. Combine the interests of consumers with the interests of USEE ELECTRONIC COMMERCE LTD through the physical industry to enhance the stickiness between consumers and the platform;

(4) Public domain promotion, Private domain traffic conversion

Form online traffic entry through its own new media matrix and media resources, such as TikTok, Instagram, MicroBlog, etc., and deposit to large platforms such as wechat public account, which is transformed into private traffic through online education platform.

(5) The system acquires newcomers

Through the form of salon meeting, brand special session, brand special session and other meetings as well as the establishment of offline store membership system, we can connect the C end in an organized way to connect users and expand our influence.

Our Opportunities

Different from consumer e-commerce platforms, industrial e-commerce platforms mostly focus on a certain production field or even some specific products, such as steel, cloth and ore, which will enter the next production link after trading. At present, there are no homogenous enterprises in the industrial e-commerce segment that take light luxury/luxury goods as the entry point of consumption traffic. As online consumption has gradually become the mainstream, major brands are relying on the Internet to carry out various marketing activities to maintain contact and interaction with consumers. The growth rate of online sales of luxury goods is much higher than that of offline ones, and the overall online penetration rate is about 26%. USEE ELECTRONIC COMMERCE LTD, through the offline USEE luxury collection store chain system, uses the digital operation model of e-commerce platform linking entity to provide entrepreneurs with new consumption scenarios and light entrepreneurship platforms, and meanwhile enables consumers to obtain convenient and preferential shopping experience. The company will continue to promote the implementation of the policy of "mass entrepreneurship and innovation", explore and implement the industrial consumption points system, constantly improve the innovation and entrepreneurship mechanism, create a business cycle ecological system, and form the preferred platform for industry and finance incubation and operation services. The vertical market is USEE ELECTRONIC COMMERCE LTD's primary user group, where goods and services are sold to a specific group of customers who can connect with each other through different scenarios. This kind of model of e-commerce + industry will usher in an explosive period in 2023.

Our Weaknesses

As a newly established one-stop industry and finance incubation operation service provider, USEE ELECTRONIC COMMERCE LTD still has certain deficiencies in the functions of its independently developed App. It still needs to refer to the functions of similar apps and investigate the company's demand for App functions facing consumer groups, so as to continuously optimize the App independently developed. To attract more App users, to achieve the purpose of drainage, in order to improve the company's profit level; There is still a large space for optimization of marketing planning. Although USEE ELECTRONIC COMMERCE LTD plans to invest a large amount of money in marketing planning, it still needs to innovate and break through traditional marketing planning methods because other companies in the same industry are relatively mature in marketing planning. In order to other companies in the same industry customers into their own customers; As a newly established company, USEE ELECTRONIC COMMERCE LTD needs to improve its brand influence compared with traditional luxury retail companies that have already formed brand reputation. It is difficult to have a big impact on traditional luxury retail companies in a short time, so it faces relatively many challenges in the initial development period.

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As filed with the Securities and Exchange Commission on March 23, 2023.

Our Threats

As the main security threats faced by e-commerce companies:

(1) Information security problems: information leakage, information loss, information tampering, false information, information lag, information imperfection, etc. caused by various reasons, as well as the resulting risks.

The specific manifestations include: stealing trade secrets, leaking trade secrets, tampering with transaction information, destroying the authenticity and integrity of information, receiving or sending false information, destroying transactions, stealing transaction results and forging transaction information, illegally deleting transaction information, transaction information loss, virus resulting in information destruction, hacking and so on.

(2) Transaction security issues: various unsafe factors exist in the process of e-commerce transactions, including the confirmation of transactions, the provision of products and services, the quality of products and services, and the payment of goods.

Different from the traditional forms of business transactions, e-commerce has its own characteristics: unbounded market, subject virtualization, transaction networking, electronic money, instantaneous settlement, etc. This makes the transaction risk of e-commerce show new characteristics, appear new forms, and be amplified.

(3) Property security issues: due to various reasons, e-commerce participants face risks of property and other economic interests. Property security is often the final form of e-commerce security problems, but also information security problems and transaction security problems.

To this end, preventive measures can be taken:

(1) Strengthen the research and application of security technologies: use fault-tolerant computer systems or create high availability computer environments to ensure that information systems remain available and operate continuously; Disaster Recovery Program - provides a set of procedures and equipment to restore computing and communication services that have been disrupted; Encryption is a widely used technology that ensures the security of information transmission over the Internet.

(2) Improve the technical level and overall quality of employees, and enhance the management level of enterprises: strengthen the training of existing employees, improve their technical level, improve their safety awareness, and improve their ability to deal with safety problems.

(3) Relying on good faith construction: speed up credit legislation, perfect the real-name system of economic activities, perfect personal property declaration system, implement personal bankruptcy system, etc., so as to form a strong binding force on the credit system and ensure the healthy development of the personal credit system.

Our Strategies

(1) Complete the company's project approval and other channels, improve internal business flow efficiency, save internal approval time and cost, so as to promote high-quality projects to get timely support from the company and develop rapidly.

(2) Select effective and reliable network sales channels to carry out network promotion, publicize the company's brand, attract customer traffic, improve user activity, increase trading volume, and thus improve profitability.

(3) Improve the independently developed App functions, such as comparison search function, promotion and introduction function of the most valuable investment projects, highlighting the company's investment value-added features and services, so that App users have a certain dependence on App functions, so as to improve the adhesion between App users and App.

(4) Establish an efficient, professional and responsible e-commerce operation team, make full use of high-tech talents in the new e-commerce industry, responsible for special e-commerce operation work, so as to achieve the purpose of scientific operation, help enterprises to innovate the operation mode, and can save certain employment costs, improve the intensive management ability of enterprises.

(5) Timely conduct market research, monitor and analyze the dynamics of competitors, industry and market, and formulate response plans. Through market information and marketing data, make various operational data analysis and decision-making, timely adjust marketing strategies to cater to market changes.

(6) Organize and provide learning opportunities, such as participating in exchange meetings on Internet and e-commerce operations, and going to excellent enterprises for research and learning. By learning advanced and scientific knowledge on Internet, e-commerce and enterprise management, enterprises can improve their comprehensive competitiveness and help them occupy market shares.

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As filed with the Securities and Exchange Commission on March 23, 2023.

(7) Provide consumers with high-quality and affordable products through the e-commerce APP of USEE ELECTRONIC COMMERCE LTD. Cooperate with supply chain, brands, merchants and enterprises to create super SRM digital supply chain, provide traceable high-quality products for sellers, and solve consumers' worries about fakes and after-sales; At the same time, green points are applied in the process of consumption and circulation, so that consumers can obtain convenient and preferential shopping experience while realizing the re-circulation of consumption value. To meet the needs of consumers to save money.

(8) Take mass consumption and entrepreneurship demand as the core, combine industrial points to promote new consumption, create new forms of consumption and entrepreneurship through the model of online platform promoting the real economy, and provide entrepreneurs with new consumption scenarios and light entrepreneurship platforms. Entrepreneurs can convert green points into industrial points by purchasing mall products. Industry points are used to invest in the real industry of USEE ELECTRONIC COMMERCE LTD, which solves the problem of traditional entrepreneurs' heavy capital investment in the real industry and meets the needs of entrepreneurs' consumption = entrepreneurship.

(9) Through consumption points, traffic certainty and marketing activity certainty, merchants/enterprises focusing on manufacturing and research and development can, through short and fast marketing rhythm and low marketing cost, select some highly cost-effective products through the e-commerce and physical stores under the name of USEE ELECTRONIC COMMERCE LTD. Serve more consumers, so as to make good products known to more consumers, to solve the difficult sales, high inventory, no channels and other problems of merchants.

(10) The dividend era of traditional e-commerce has passed, and the marketing model of traditional e-commerce is gradually difficult to adapt to the needs of the new era, and it is difficult to build customer trust, and the experience of customers is getting longer and longer. The core concept of USEE ELECTRONIC COMMERCE LTD is to let all participants enjoy the value brought by consumption. Traditional e-commerce only meets material consumption, while content e-commerce only meets social, material and spiritual consumption. However, the emergence of USEE ELECTRONIC COMMERCE LTD has changed the development process of e-commerce. In addition to meeting the above requirements, it also meets the needs of users to save money and start a business.

Our management structure

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As filed with the Securities and Exchange Commission on March 23, 2023.

Our Products and Services

USEE ELECTRONIC COMMERCE LTD takes the independently developed app as the platform to integrate and integrate the demands of service providers, consumers and entrepreneurs, so as to achieve the purpose of business incubation and consumption realization, and form a consumption ecology that drives the real economy through online drainage. At the same time, the demand of online platform is digitized, valued and capitalized to drive the industrial integration in the real economy, so as to achieve the purpose of online and offline integration and mutual promotion of development. The project of USEE ELECTRONIC COMMERCE LTD is not only limited to a single category of luxury goods, which is only a stepping stone for USEE ELECTRONIC COMMERCE LTD to participate in the market competition. In the future, USEE ELECTRONIC COMMERCE LTD will integrate new energy, tourism, live streaming and other industries to form a situation of industry sharing.

Our Business Model

(1) Business model of e-commerce platform

USEE ELECTRONIC COMMERCE LTD adopts F2B2b2C model as its e-commerce platform. The biggest difference from traditional e-commerce is that F2B2b2C model has four operating subjects: Brand owners (F2C), platform owners (F2S), distributors (B2C) and retailers (b2C) adopt the mode of "online and offline integration" and adopt the centralized + distributed digital system. Based on the established channel organization of the enterprise, through the form of brand special sessions, brand special sessions and other conferences and the establishment of offline store membership system, we can connect the C end in an organized way to connect users. After the completion of F2B2b2C mode, traditional channels are then integrated into the digital system, that is, to achieve the integration of online and offline, and the integration of four parties. Its advantages are as follows: F2B2b2C model closely links the four operating subjects together, and the whole supply chain is a process from creating added value to realizing value. Comprehensive integration of resources from production, distribution to terminal retail can greatly enhance the service ability of network operators. F2B2b2C mode is conducive to customers to gain opportunities to add value. This platform will help merchants directly act as sellers and push merchants directly to the front desk facing consumers, so that manufacturers can gain more profits and invest more funds in technology and product innovation, and finally benefit consumers. B2B2C usually has no inventory. Full cost savings for customers (including time, capital, risk and many other factors). F2B2b2C e-commerce platform completely integrates the different needs of enterprises and individual users, shortening the sales chain. From the perspective of marketing, the fewer links in the sales chain, the better. The more mature the industry, the shorter the sales chain. As an intermediary platform, F2B2b2C e-commerce platform can establish a more perfect logistics system, select appropriate logistics companies according to customer needs, strengthen cooperation with logistics enterprises, and form a complete set of logistics solutions. Its disadvantages include: since key factors such as price, commodity quality, service, distribution and after-sales are controlled by various merchants rather than the F2B2b2C model platform itself, the platform cannot formulate unified standards, which will naturally affect user experience. For example, a user placed an order in the F2B2b2C mall to buy books and shoes, but the book was delivered in three days, but the shoes took a week to arrive, and there were still defects. The money has been paid, but it is very troublesome to return or exchange them, which is a very bad experience. Therefore, enterprises established in the F2B2b2C mall need to strictly control the quality of merchants and commodities in the mall to improve the user experience of the mall. The domestic logistics environment is poor, the delivery speed of express companies is slow, knock damage lost less is very common, to see how the game between the shipper and the express company, F2B2b2C mode of merchant orders scattered, small number of pieces, in the negotiation with the express company has no right to speak.

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As filed with the Securities and Exchange Commission on March 23, 2023.

(2) Business model of offline physical stores

1. Self-operating model

The brand flagship store invested and operated by USEE ELECTRONIC COMMERCE LTD provides product display directly by supply chain brands/merchants/enterprises. Consumers can get to know products in close range offline and place orders online, which will be delivered by supply chain brands/merchants/enterprises. Its advantages are as follows: to ensure that the interests do not flow out. In this mode, due to the strong control of the supply chain, the port enterprise can squeeze out a lot of profits in each link; Ensuring that supply chains are strongly integrated and ports become dedicated platforms for companies to ship goods so that companies can control the user experience is particularly important in the fault-tolerant Internet economy. Its disadvantages include: the limited resources of the enterprise may not be able to meet the desires of all users, which means a waste of business opportunities; The self-established monopoly market cannot provide market-based incentives.

2. Joint venture mode

Funded by USEE ELECTRONIC COMMERCE LTD and partly funded by entrepreneurs, the affiliated stores are divided into image stores, brand stores and MINI stores according to different areas. The company provides agent operation and trusteeship services. The supply chain brand/merchant/enterprise directly provides product display, and consumers can get to know the products in close range offline. At the same time, they can place orders online, and the supply chain brand/merchant/enterprise will deliver the goods. Entrepreneurs participate in dividends according to the amount of investment and industrial points. Its advantages are: less investment amount, easy to manage, save worry and effort, suitable for new brands and foreign brands. Its disadvantages include: high requirements for merchants and brands, small businesses and brands are difficult to join, no independent management rights, it is difficult to highlight the brand characteristics of merchants, and internal management relations are difficult to deal with.

3. Franchise chain mode

The franchise-owned stores established by franchisees with industry points + part of the franchise fee are directly provided by the supply chain brand/merchant/enterprise product display, consumers can understand the products in close range offline, and complete the online order, which will be delivered by the supply chain brand/merchant/enterprise. USEE ELECTRONIC COMMERCE LTD provides brand licensing, traffic and management back office services at a 5% management fee and franchisee's own profit and loss. Its advantages are: can use the brand effect to improve the level of profit, compared with the cost of self-employment is lower. Its disadvantages are: the requirements, supervision and restrictions of the franchise headquarters may hinder the creative or unique business development of individual stores.

Competition

USEE ELECTRONIC COMMERCE LTD., for example, Taobao USEE ELECTRONIC COMMERCE LTD., for example, Taobao Juhuasuan and Yobesta. Taobao Juhuasuan is one of the group-buying websites affiliated to Alibaba Group Holding Limited. Relying on the huge consumer groups of Taobao, Taobao Juhuasuan has become the preferred group-buying platform for Internet consumers to display the services of Taobao sellers. Yobesta, founded in 2020 with a registered capital of 100 million yuan, is an enterprise committed to exploring new e-commerce operation and maintenance modes, focusing on creating a benign closed loop of consumption ecology and developing a large comprehensive business platform. Since its launch, Aeon Times has been adhering to the enterprise vision of creating a supply and consumption ecosystem, insisting on creating value, delivering value and sharing value. By February 1, 2023, the number of registered members of Aeon Times has exceeded 3 million, and the annual sales volume is about 120-150 billion yuan.

The marketing strategies of Taobao Juhuasuan are as follows: (1) External drainage method: Juhuasuan external drainage method is mainly based on person-to-person interaction and communication, so that old consumers can promote a large number of new consumers and complete the actual effect of drainage and drainage method; (2) Welfare Forum: Welfare forum is one of the promotion tools of Juhuasuan, which can improve customers' buying feelings, shape customers' browsing habit, and expand all Juhuasuan wireless network sales market;

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(3) Amoy customer promotion: Amoy customer is usually a way of marketing promotion can not be less, if the poly bargain can also be used to promote drainage method, and according to Amoy customer recruitment travel commander apply for poly bargain can also be exempted from guarantee money and squatting fee; (4) Huoand: Huoand is a special tool for Juhuasuan to invite people to join together. In the price of joining together, it basically sets a multi-person single promotion price. After customers group together, they can stimulate their drainage single order, which has the actual effect of selling things by drainage method, greatly improving the conversion of Juhuasuan theme activities; ⑤ Smart drill advertising: smart drill is Taobao drill exhibition, poly cost-effective store according to the smart drill advertising, is able to lock a large number of Taobao precise dedicated traffic, and then promote the conversion.

Yobesta's marketing strategy: (1) Give profits to consumers: By setting certain time conditions, after consumers meet the conditions, the brand will take out part of the profits to consumers. Through time to develop user consumption habits, through the benefit of the real benefits to users;

(2) Consumer partner business through the training of high-quality users, the user into the "partner" of Yongbeda, through the product co-marketing to combine the interests of consumers and businesses, is the core of Yobesta mall marketing.

Our Marketing and Sales

(1) Double bonus points for consumption

Set certain time conditions, after consumers meet the conditions, the amount of consumption will be returned to consumers successively in the form of consumption points, so that every penny spent on the way back, consumption points can also be used in the e-commerce platform consumption, to promote consumers to consume again, and this model can promote old consumers to lead new consumers to consume.

(2) Sharing acceleration

It is mainly based on person-to-person interaction and dissemination, so that old consumers can promote a large number of new consumers, accelerate the return time of consumption points, improve the motivation of old consumers to drive new consumers, and complete the practical effect of the drainage method.

(3) Industrial partners

Consumer consumption points will be converted into industrial points after the third consumption. Industrial points can participate in the investment of USEE ELECTRONIC COMMERCE LTD's entity industry and project, and obtain dividends. Combine the interests of consumers with the interests of USEE ELECTRONIC COMMERCE LTD through the physical industry to enhance the stickiness between consumers and the platform;

(4) Public domain promotion and private domain transformation

Online traffic entry is formed through its own new media matrix and media resources, and deposited to the wechat public account, which is transformed into private traffic through the online education platform. In addition, label management is carried out to classify the users attracted through the public domain traffic pool, and focus on cultivating the part with purchasing ability to establish a good customer relationship, so as to obtain customer trust and realize traffic.

(5) System renewal

Brand value can be created through salons, brand special events, brand special events and other forms. Since these forms are characterized by long-term and high frequency, each publicity and holding is an opportunity for enterprise brand and product brand. Long-term organization can improve brand awareness. Connect users to expand their reach;

(6) Marketing innovation

Use network database marketing. Through the computer and network, the enterprise will collect and store the data of target customers, potential customers, market information and business communication in the network database. Through the data mining, screening, processing and other database technology analysis, we can accurately understand the consumer demand, purchase desire and purchase ability information. And through the network the information in the enterprise, customers, suppliers and employees of the internal communication and sharing, on this basis to develop a more reasonable, personalized marketing strategy, to provide customers with personalized products and services, to meet customer needs and corporate profit win-win purpose.

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Our Customer Base

(1) Consumers

Consumers are positioned as the new elite class in the city, high net worth people with certain requirements for quality of life. Such people have high and stable consumption power, have certain level of inquiry knowledge, and mainly pursue high-quality life. They are more capable of paying for excellent products and high-end service experience, and pay more attention to shopping experience and service, and online and offline consumption scenes are integrated. Interactive, experiential consumption will be favored. They have a greater demand for luxury goods and are the mainstream consumers of luxury goods.

(2) Entrepreneurs

Create application scenarios for innovative consumption and entrepreneurship to meet the needs of entrepreneurs for consumption and entrepreneurship. USEE ELECTRONIC COMMERCE LTD provides entrepreneurs with new consumption scenarios and light entrepreneurship platforms through the offline chain system of USEE luxury collection stores and the digital operation model of linking entities with e-commerce platforms. Meanwhile, we will continue to promote the implementation of the policy of "mass entrepreneurship and innovation", explore and implement the industrial consumption points system, constantly improve the innovation and entrepreneurship mechanism, build a business cycle ecological system, and form the preferred platform for industry and finance incubation and operation services. Attract entrepreneurs to start businesses through USEE ELECTRONIC COMMERCE LTD to improve the comprehensive competitiveness of USEE ELECTRONIC COMMERCE LTD;

(3) Merchants/enterprises

Relying on the Internet platform, it not only optimizes the intermediate link of the industrial chain, but also helps merchants/enterprises to destock, reduce costs, improve operating profits, realize digital transformation, and combine resources through the e-commerce platform to achieve a win-win situation.

Government Regulation

The UK attaches great importance to the use of information technology to enhance its international competitiveness, and has adopted a series of measures to promote the development of e-commerce. In recent years, the scope and scale of the application of e-commerce have made great progress, ranking among the EU countries.

The main government departments are: The Department for Business, Enterprise & Regulatory Reform The Department for business, Enterprise & Regulatory Reform includes: HMTreasury, Financial Services Authority, TradingStandards Institute, Office of Fair Trading), Patent Ofice, etc.

The E - commerce regulation in Britain is dominated by government regulation and supplemented by industry self - regulatory organization. The supervision of the British government mainly adopts administrative measures, while the supervision of the self-regulatory organization accepts the public's reports and complaints, and takes the methods of closing links. The main government regulator is the Department for Business, Innovation and Skills. The main industry self-regulatory organization is the Network Supervision Foundation, which regulates fraud and other issues in the Internet economy.

The British government has issued a series of relevant Regulations and policies to promote the development of e-commerce, including Electronic Commerce (EC Directive) Regulations 2002 and DataProtection Act 1998, the Distance Selling Regulations 2000, the Electronic Communications Act 2000, the Freedom ofInformation Act 2000, Privacy and ElectronicCommunications (EC Directive) Regulations 2003, Reuse of Public Sector Information Regulations 2005, CommunicationsAct 2003, etc. the European Commission issued the Electronic Commerce Directive2000/31/EC in June 2000, which aims to promote the application of e-commerce in member states and the construction of an internal single market by providing a flexible and neutral legal framework for e-commerce. Member States were required to formulate National e-commerce regulations in accordance with the Act by 17 January 2002. In response, member States set up national E-commerce ContactPoints.

Research and Development

USEE ELECTRONIC COMMERCE LTD is committed to the research and development of a futurefocused green consumption APP for light luxury goods. It selects leading light luxury brands from more than 30 countries and regions around the world, covering nearly 100,000 products in 12 categories, and takes green consumption as its root in the circulation process to reshape consumption experience. Enable consumers to obtain convenient and preferential shopping experience while realizing the re-circulation of value.

USEE ELECTRONIC COMMERCE LTD creates a new form of consumer entrepreneurship by "promoting reality with virtual", providing entrepreneurs with a new consumption scene and a light entrepreneurship platform. Through the offline chain system of USEE ELECTRONIC COMMERCE LTD. Luxury collection store, With the digital twin operation model of e-commerce + entity, green consumption scene and industrial ecological base in the era of digital economy are created.

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USEE ELECTRONIC COMMERCE LTD is committed to promoting industrial integration and integration of industry and finance, insisting on deepening business connection, chain extension, and actively exploring new business forms, new models and new paths to promote the integration and growth of industries. At the same time, joint capital institutions will support the institutions and mechanisms of new technologies, new industries, new business forms and new models to realize the coupling symbiosis of industry and finance and promote the formation of high-quality industrial ecological coordinated development.

In the future, USEE ELECTRONIC COMMERCE LTD will gradually expand its strength and influence through investment, equity participation and strategic cooperation, so that all participants of USEE ELECTRONIC COMMERCE LTD can share the feast of wealth.

Intellectual Property

At present, USEE ELECTRONIC COMMERCE LTD is still in the process of independent research and development, and will apply for corresponding intellectual property rights according to the research results in the future.

Legal Proceedings

Currently, USEE ELECTRONIC COMMERCE LTD is not involved in legal proceedings in the course of its operations.

Our Culture

Co-creation, Sharing, innovation and fission

How to build a corporate culture that fits the characteristics of The Times, so that the main body of the economic activities of the enterprise itself is full of innovative consciousness, is the biggest goal of USEE ELECTRONIC COMMERCE LTD. USEE ELECTRONIC COMMERCE LTD has gradually formed its own culture through continuous development and change. Its essence is: co-create development concept, shared operation concept, innovative business concept, fission win-win cooperation concept.

With the continuous development of economy, the production capacity of enterprises continues to improve, and the material supply of society is also greatly enriched. At the same time, consumers' consumption behavior has also changed. Consumers' demand for products is no longer just about the use value of products, but includes a series of psychological needs and personalized needs. At present, the new trends of consumption behavior mainly include: consumers pay more attention to individuation, pay more attention to shopping experience, pay more attention to products and services. More and more consumers are eager to participate in the production interaction with enterprises. In the middle and late 20th century, most enterprises began to pay attention to the management of enterprise value chain. In the traditional value chain, only suppliers, manufacturers and sellers are included, while consumers are excluded from the value chain. After entering the 21st century, with the change of consumer behavior, consumers gradually enter the value chain and create value together with enterprises. This activity of co-creating value has some characteristics. First, consumers become a member of the value creation process. Individual consumers participate in the value chain creation process and share information with other consumers to realize the maximum value. Secondly, in the process of co-creating value, consumers form a network relationship, and each member can realize information sharing. This network structure can eventually make consumers with the same characteristics form a group. Finally, this co-creation of value is based on the customer experience, and consumers participate in the value creation in the process of interacting with the enterprise. The interaction between consumers and enterprises can be carried out from multiple perspectives. For example, consumers can participate in the research and development of the products of USEE ELECTRONIC COMMERCE LTD. USEE ELECTRONIC COMMERCE LTD creates new products according to the needs of consumers. Consumers also participate in the production process of USEE ELECTRONIC COMMERCE LTD's products, helping the company complete part of the work, and can also help USEE ELECTRONIC COMMERCE LTD in product promotion and publicity.

Sharing economy uses the Internet platform to optimize the allocation of dispersed resources, and the flexible mode matches the demand and supply flexibly, so as to improve the efficiency of enterprises and individuals. At present, "sharing" operation mode has gradually become a new highlight of all walks of life, and become the operation mode that enterprises rely on. USEE ELECTRONIC COMMERCE LTD relies on the capital support of the capital market and the policy opportunities of The Times in the domestic supply chain market. It actively integrates the supply chain industrial cluster by relying on the advantages of industry, resources, talents, technology and efficient and flexible capital. In addition, the green consumption APP of light luxury goods independently developed by USEE ELECTRONIC COMMERCE LTD can select leading light luxury brands in more than 30 countries and regions around the world, covering nearly 100,000 products in 12 categories. Green consumption is rooted in the circulation process, and the consumption experience can be rebuilt. Enable consumers to obtain convenient and preferential shopping experience while realizing the re-circulation of value.

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Faced with the opportunities and challenges brought by the tide of economic globalization, enterprises can form certain competitive advantages through innovative management ideas. For example: to construct the new concept of high grade humanized service, and strive to provide customers with products and services must meet or exceed the expectations of customers, and exceed the expectations of the society; To build a new concept of efficient scientific and technological innovation, any enterprise can not ignore the role of scientific and technological innovation for the sake of survival and development, and Penguin will transform scientific and technological innovation into real productivity; To build a new concept of high-profit capital operation, in a sense, capital is the main driving force for an enterprise to engage in product development and production. To be specific, an enterprise can rely on capital operation. One is to transform from solely relying on product operation to multi-industry operation to ensure the safety of its operation. To solve the problems of idle assets and slow capital operation of the enterprise itself, the third is to carry out technological innovation and expand the investment in technological transformation. Therefore, it is necessary to build a new concept of capital operation, correctly handle the relationship between economic development and economic benefits of the enterprise, not only pay attention to the market share, but also pay attention to the acquisition of high profits. Avoid falling into the "commodity no profit black hole" of blindly pursuing high market share and high growth rate regardless of whether there is benefit; To build a new concept of high-quality product research and development, develop a series of high-quality products, not only meet and meet the actual needs of consumers, but also reflect in the insight and lead the future preferences of consumers; Build a new concept of high-efficiency competition assistance, follow the "win-win" principle of benefit sharing, participate in international cooperation, be good at seeking new profit points and growth points from cooperation, and be good at giving play to their own strengths, concentrate limited resources, find a breakthrough in one or some value-added links of the product value chain, and strengthen the core competitiveness of the main business. Constantly maintain and develop their own competitive advantages.

Fission mode is the emergence of a new mode to promote economic and financial development that has emerged continuously since the current traditional economic and financial system fell into trouble. With a forward-looking consciousness and a new development concept, the fission mode conducts commercial interconnection, so as to achieve a model of peaceful development of a community of interests, whether it is traditional economy or not. The traditional offline entity industry can also cooperate with two or more businesses in this new innovative fission mode. In the process of cooperation, a cooperation diversion can be carried out in a way of interest transfer. At the same time, under the background of win-win cooperation, we conduct a commercial interconnection based on the interests of both sides and many parties, so as to achieve win-win cooperation and win-win cooperation, so as to ensure our interests system.

Therefore, in the context of global economic downturn and economic internal circulation, USEE ELECTRONIC COMMERCE LTD puts forward a brand new strategy of industrial integration, combination of industry and finance, to promote the steady progress of consumption transformation and upgrading.

PESTEL Analysis

Due to the lack of early market penetration, luxury companies still have many potential markets to develop, such as India, the Middle East, Southeast Asia and other regions. In India, for example, the luxury market is expected to grow strongly and reach $3.7 billion by 2026. Luxury companies have tapped the market and still have a lot of room for development. Taking China as an example, it is estimated that the online sales of luxury brands will exceed 40.4 billion US dollars in 2023, with sales channels accounting for more than 30% and contributing more than half of the market growth. It is expected to hold up half of the luxury retail market in the next few years, and completely change the offline retail of luxury brands. The development and changes from consumer e-commerce to industrial e-commerce reflect the continuous expansion of the growth space of the digital economy. With the further acceleration of digital transformation and upgrading of traditional industries, industrial e-commerce has a promising prospect. This e-commerce model is injecting more vitality into the healthy development of the industry.

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At present, there are the following problems in the luxury e-commerce industry:

(1) The authenticity of light luxury/luxury goods has been a major pain point in the light luxury/luxury e-commerce industry. In addition, if the light luxury/luxury goods enterprises cannot obtain the brand agency or stable supply of goods, it is difficult to show the special competitive advantages of online channels. On the other hand, e-commerce platforms often attract consumers through large promotions and discounts. However, in the field of luxury e-commerce, the profit margin of luxury e-commerce will be very limited due to the limited supply of goods, which makes it difficult for luxury e-commerce to gain a price advantage in the market.

(2) The high cost of new pull is the biggest pain point of the current e-commerce industry. In addition, problems such as lack of social marketing skills and ineffective fan interaction during the transformation of enterprises also greatly affect the conversion rate of transactions. Many e-commerce merchants do not have a standardized operation, collection and analysis process of their own data, which directly leads to the inability to deal with the acquired big data. At the same time, for consumer groups, they have shifted from material consumption to spiritual consumption and entrepreneurial consumption. Traditional e-commerce can no longer meet the three needs of consumer groups.

(3) At present, the commercial market in our country is in a period of rapid development: the rapid development of e-commerce, the rapid expansion of supermarket chains and so on make the offline stores face more and more pressure! In addition, under the influence of factors such as competition from the same industry and squeeze from online platforms, many businesses have chosen to close their stores to deal with these challenges!

(4) In the past two years, the economic situation has declined due to the impact of the epidemic and consumers are becoming more rational and mature. Many entrepreneurs are generally difficult to sell goods, accumulated goods, inventory pressure and other problems. Seeing mountains of goods, every day frown, quickly to sell the goods become every entrepreneur urgent pain to solve. In this environment, online consumption of luxury goods has gradually become the mainstream, and major brands are relying on the Internet to carry out various marketing activities to maintain contact and interaction with consumers. The growth rate of online sales of luxury goods is much higher than that of offline sales, and the overall online penetration rate is about 26% at present.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position/Title
Zhao Qiu	62	Chairman of the Board
Hongqiong Li	38	Co Founder
Xiang Long	36	Chief Executive officer
Haiyang Yang	40	Chief Strategy Officer
Jianguo Wang	36	Chief Operation Officer
Juan Feng	32	Co Founder

Introduction

Mr. Zhao Qiu is the founder and chairman of USEE ELECTRONIC COMMERCE LTD. He graduated from National Open University of China. Mr. Zhao Qiu has been engaged in K12 education and art training for many years; From 2015 to 2020, he served as the chairman of Sichuan Yungen Culture Communication Co., LTD. Since 2020, I have been engaged in the new retail field of Internet e-commerce. As the founder and CEO of United International Listed Enterprise in Hong Kong in 2021, Mr. Zhao Qiu has rich experience in business management and other aspects, which also shows that Mr. Zhao Qiu is fully capable of leading the development of the company. Secondly, Mr. Zhao Qiu has also made outstanding contributions in the field of business. He was featured in the publication "Global Business Figures". Mr. Zhao Qiu is also committed to innovation in the field of business economy to improve the vitality and vitality of enterprises. Finally, Mr. Zhao Qiu is not only devoted to the fields of economy and education, but also devoted to public welfare. He was awarded the "Charity Award for Chinese Women and Children" in 2014. Mr. Zhao Qiu never forgets his original intention, and gives feedback to the society when he can.

For the future prospect of USEE ELECTRONIC COMMERCE LTD, Mr. Zhao Qiu said: "Baihui E-commerce is based on responding to the national policy call, relying on green and low-carbon products, data asset realization, innovative industry investment and financing, Suyu media economy and other business scope; With the mass consumption and entrepreneurial demand as the core and the application of green low-carbon products and green consumption scenarios as the purpose, the company will form a value-added business ecosystem around the consumption end, channel end and brand end, and build a one-stop incubation service of industry and finance. In the future, we will strive to ensure that everyone can enjoy the service of Baihui."

Ms. Hongqiong Li as the legal representative of Sichuan Lingjun Brand Management Co., LTD., Sichuan Baishi Wei Trading Co., LTD., adhere to the concept of brand leadership, accumulated rich experience in brand management, in long-term practice work, formed a set of own brand management management and operation system, with professional and mature management technology, effectively serve the development and growth of market enterprises. Ms. Hongqiong Li believes that brand effect can improve consumers' awareness of enterprises and products, enhance their loyalty and trust in brands, and make consumers willing to pay higher prices for brands, thus bringing brand premium. Therefore, Ms. Hongqiong Li will focus on building the corporate brand of USEE ELECTRONIC COMMERCE LTD, so as to improve the corporate image and reputation. To better position USEE ELECTRONIC COMMERCE LTD in a competitive market and make it easier for USEE ELECTRONIC COMMERCE LTD to enter new markets and areas in the future.

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Mr. Xiang Long with years of experience in the fields of enterprise management, enterprise consulting, education and training, he has rich experience in project operation and has successively held key positions in state-owned enterprises and multinational groups. Mr. Xiang Long is the current executive President of USEE ELECTRONIC COMMERCE LTD. Mr. Xiang Long has been immersed in enterprise management, enterprise consulting, education training and other fields for many years, and has rich experience in project operation. In the aspect of enterprise management, Mr. Xiang Long has excellent professional ability and team building ability, giving full play to the efficiency of the enterprise team. Mr. Xiang Long thinks that different generations adopt different ideas of shopping online. There are significant differences in the way different generations shop online. The new generation values convenience more. Online shopping is the main way of shopping for them. It is a necessary way of shopping. The new generation says they are willing to browse new products in stores. When it comes to online shopping, 85 percent of them research products in a web browser, but only 66 percent say they buy online regularly. Millennials can be the perfect target audience for an omnichannel marketing strategy. Younger millennials are more likely to buy from brick-and-mortar stores than older millennials. Eighty-two percent of millennials say they trust word-of-mouth marketing the most, and 68 percent admit that what they see on social media heavily influences their shopping decisions. Gen Z are digital natives, which has greatly influenced their attitude towards online shopping. They always research products online and compare prices before making luxury purchases. Gen Z, meanwhile, view shopping as a social activity, with 84 percent of them preferring to shop with friends in physical stores.

Mr. Xiang Long said: At present, the world is in a new round of turbulence and change, the far-reaching impact of the century epidemic, frequent conflicts in local areas, the increasing downward pressure of the world economy and other multiple factors have put forward great challenges to the global industrial chain and supply chain, and the global industrial chain and supply chain has entered a new stage of reconstruction. He stressed that in order to further promote the deep integration of digital economy and industrial chain and supply chain, and accelerate the construction of a strong industrial chain and supply chain, Baihui • Youshe insists on constantly promoting industrial digital innovation, helping industrial chain and supply chain to reduce cost and increase efficiency, and supporting to promote the digital transformation of industrial chain and supply chain.

Type upgrade. In addition to relying on the supply chain in the original four bonded areas, we will actively connect more industrial chain and upstream and downstream resources of the supply chain, and gradually build a luxury super SRM digital supply chain.

Mr. Haiyang Yang is a well-known business planner, more than ten years of experience in the planning industry, has a wealth of project planning and practical experience, good at project planning, brand planning, project operation, etc. Mr. Haiyang Yang believes that e-commerce is developing rapidly. Since the late 1990s, the Internet has emerged as a brand new trade platform. By the early 21st century, B2C, C2C, O2O, B2B2C, SaaS, logistics distribution, payment system and so on are fully available. With the implementation of the "Internet Plus" action plan and the deepening of the "new retail" strategy, e-commerce will be further developed in the future. In Mr. Haiyang Yang's opinion, the development of e-commerce presents a new trend of unboundary, standardization, sinking, intellectualization and greening. At present, more and more traditional enterprises have begun to turn to e-commerce, hoping to expand their business and open up new markets through the Internet. At the same time, there are more and more emerging enterprises engaged in e-commerce, taking advantage of the advantages of the Internet to grow rapidly. It is expected that this trend will be more obvious in the next few years. Therefore, USEE ELECTRONIC COMMERCE LTD needs to firmly grasp the advantages of the Internet and combine its own resources for stable and rapid development in the future development.

Mr. Jianguo Wang has many years of experience in education and training, marketing and investment promotion, has a unique viewpoint and execution strategy in the field of marketing, and has the ability of independent market development and operation. Mr. Jianguo Wang thinks that the basic definition of e-commerce means that under the open Internet network environment, buyers and sellers carry out all kinds of business activities without meeting in a wide range of global business activities, realizing online shopping for consumers, online trading for merchants and online electronic payment. And a variety of business activities and related comprehensive service activities of a new business operation mode. Therefore, Mr. Jianguo Wang said that the e-commerce marketing should take the target market as the core, through the innovation of commodity, price, channel, promotion and other factors to attract the target masses and finally persuade consumers to buy the products or services of the enterprise. In the future, Mr. Jianguo Wang will consider how USEE ELECTRONIC COMMERCE LTD should effectively win over competitors and remain invincible from a long-term viewpoint, and will pay attention to market research, collect and analyze a lot of information. Only in this way can we make the right decision when the environment and market changes are highly uncertain.

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Ms. Juan Feng used to work in Fortune 500 companies such as Procter & Gamble and L 'Oreal. She absorbed and summarized their advanced scientific operation and management modes, and effectively used the excellent operation experience she summarized in her follow-up work to achieve the purpose of innovative operation and management ideas. In addition, Ms. Juan Feng has made remarkable achievements in the fields of market expansion, e-commerce operation, Internet, supply chain management, etc. Ms. Juan Feng believes that the business form of e-commerce driven platforms is shifting from cargo centered to human centered, and potential consumer demands are explored through videos, pictures and other content. Typical platforms include Jingdong and Pidoduo. It is characterized by enriching commodity display information and forms through content, attaching importance to real-time interaction with consumers, broadening traffic sources and enhancing user stickiness. It guides consumers to shop through videos, graphics and other content, which improves the effect of e-commerce marketing and reduces the decision-making cost of consumers. Therefore, Ms. Juan Feng believes that the e-commerce driven development platform has a good development trend in the future, and USEE ELECTRONIC COMMERCE LTD can seize the opportunity, develop rapidly and occupy market share.

Board of Directors

Our board of directors will consist of directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part, three of whom are independent directors within the meaning of Nasdaq Marketplace Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act.

Subject to the Nasdaq rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or transaction notwithstanding that he may be interested therein provided that the nature of the interest of any director in such contract or transaction shall be disclosed by him or her at or prior to its consideration and any vote on that matter, and if he or she does so his or her vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or transaction is considered. Our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Board Committees

Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a nomination and corporate governance committee under our board of directors. We intend to adopt a charter for each of the committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will consist of __________, __________ and __________ and will be chaired by __________. Our board of directors has determined that __________, __________ and __________ satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act, and Nasdaq Marketplace Rule 5605(a)(2). Our audit committee will consist solely of independent directors that satisfy the Nasdaq and SEC requirements within one year of the completion of this offering. We have determined that __________ qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

The audit committee is responsible for, among other things:

•    appointing or removing the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditor;

•    setting clear hiring policies for employees or former employees of the independent auditor;

•    reviewing with the independent auditor any audit problems or difficulties and management’s response;

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•    reviewing and approving all related-party transactions;

•    discussing the annual audited financial statements with management and the independent auditor;

•    discussing with management and the independent auditor major issues regarding accounting principles and financial statement presentations;

•    reviewing analyzes or other written communications prepared by management or the independent auditor relating to significant financial reporting issues and judgments made in connection with the preparation of the financial statements;

•    reviewing with management and the independent auditor the effect of key transactions, related-party transactions and off-balance sheet transactions and structures;

•    reviewing with management and the independent auditor the effect of regulatory and accounting initiatives;

•    reviewing policies with respect to risk assessment and risk management;

•    reviewing our disclosure controls and procedures and internal control over financial reporting;

•    reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company;

•    establishing procedures for the receipt, retention and treatment of complaints we received regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•    periodically reviewing and reassessing the adequacy of our audit committee charter;

•    evaluating the performance, responsibilities, budget and staffing of our internal audit function and reviewing and approving the internal audit plan; and

•    reporting regularly to the board of directors.

Compensation Committee

Our compensation committee will consist of __________, __________ and __________ and will be chaired by __________. Our board of directors has determined that __________ and __________ satisfy the “independence” requirements of Nasdaq Marketplace Rule 5605(a)(2). Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our executive officers.

The compensation committee is responsible for, among other things:

•    reviewing and approving, or recommending to the board for its approval, the compensation of our executive officers;

•    reviewing and evaluating our executive compensation and benefits policies generally;

•    in consultation with our chief executive officer, periodically reviewing our management succession planning;

•    reporting to our board of directors periodically;

•    evaluating its own performance and reporting to our board of directors on such evaluation;

•    periodically reviewing and assessing the adequacy of the compensation committee charter and recommending any proposed changes to our board of directors; and

•    selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nomination and Corporate Governance Committee

Our nomination and corporate governance committee will consist of __________, __________ and __________, and will be chaired by __________. Our board of directors has determined that __________ and __________ satisfy the “independence” requirements of Nasdaq Marketplace Rule 5605(a)(2). The nomination and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

The nomination and corporate governance committee is responsible for, among other things:

•    identifying and recommending to the board of directors qualified individuals for membership on the board of directors and its committees;

•    evaluating, at least annually, its own performance and reporting to the board of directors on such evaluation;

•    leading our board of directors in a self-evaluation to determine whether it and its committees are functioning effectively;

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As filed with the Securities and Exchange Commission on March 23, 2023.

•    reviewing the evaluations prepared by each board committee of such committee’s performance and considering any recommendations for proposed changes to our board of directors;

•    reviewing and approving compensation (including equity-based compensation) for our directors;

•    overseeing compliance with the corporate governance guidelines and code of business conduct and ethics and reporting on such compliance to the board of directors; and

•    reviewing and assessing periodically the adequacy of its charter and recommending any proposed changes to the board of directors for approval.

Duties of Directors

Under England law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. In certain limited exception circumstances, a shareholder has the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•    convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•    declaring dividends and distributions;

•    appointing officers and determining the term of office of officers;

•    exercising the borrowing powers of our company and mortgaging the property of our company; and

•    approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders.

Our officers are elected by and serve at the discretion of our board of directors, and may be removed by our board of directors.

Corporate Governance

Our board of directors has adopted a code of business conducts and ethics, which is applicable to all of our directors, officers, employees and advisors. We will make our code of business conducts and ethics publicly available on our website. In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our memorandum and articles of association, as amended from time to time. The code of business conducts and ethics and corporate governance guidelines all become effective upon completion of this offering.

Limitation on Liability and Other Indemnification Matters

England law allows us to indemnify our directors, officers and auditors acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers and auditors.

Under our amended and restated memorandum and articles of association to be adopted upon the closing of this offering, we may indemnify our directors and officers to, among other persons, our Directors and officers from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts, except such (if any) as they shall incur or sustain through their own fraud or dishonesty.

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As filed with the Securities and Exchange Commission on March 23, 2023.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers for a specified time period providing that the agreements are terminable for cause at any time. The terms of these agreement are substantially similar to each other. A senior executive officer may terminate his or her employment at any time by 30-day prior written notice. We may terminate the executive officer’s employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties.

Each executive officer has agreed to hold in strict confidence and not to use, except for the benefit of our company, any proprietary information, technical data, trade secrets and know-how of our company or the confidential or proprietary information of any third party, including our subsidiaries and our clients, received by our company. Each of these executive officers has also agreed to be bound by noncompetition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment.

We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2021 and the nine months ended September 30, 2022, we and our subsidiaries paid aggregate cash compensation of approximately RMB (US$ ) and RMB (US$ ), respectively, to our directors and executive officers as a group. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. We do not pay or set aside any amounts for pensions, retirement, other cash compensation or other benefits for our officers and directors.

Foreign Private Issuer Exemption

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●    we are not required to provide as many Exchange Act reports, or as frequently, as a U.S. domestic public company;

●    for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●    we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●    we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●    we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●    we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, which permit us to follow certain corporate governance rules that conform to the England requirements in lieu of many of the Nasdaqcorporate governance rules applicable to U.S. companies. As a result, our corporate governance practices may differ from those you might otherwise expect from a U.S. company listed on Nasdaq.

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As filed with the Securities and Exchange Commission on March 23, 2023.

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this prospectus by:

●    each of our directors and executive officers; and

●    each person known to us to beneficially own more than 5% of our Ordinary Shares on an as-converted basis.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Shares Beneficially Owned After This Offering
	Number	%	Number	%
Directors and Executive Officers:
Zhao Qiu	765000	76.5
Hongqiong Li	235000	23.5

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As filed with the Securities and Exchange Commission on March 23, 2023.

DESCRIPTION OF SHARE CAPITAL

We are an exempted company incorporated in the United Kingdom and our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act, and the common law of the United Kingdom.

As of the date of this prospectus, our authorized share capital is US$50,000, divided into 500,000,000 Ordinary Shares of par value of US$0.0001 each. All of our shares to be issued in the offering will be issued as fully paid. There are 30,000,000 Ordinary Shares issued and outstanding as of the date of this prospectus.

Ordinary Shares

As of the date of this Prospectus, the Company has no outstanding options, warrants and other convertible securities.

Listing

We have received the approval letter from Nasdaq to have our Ordinary Shares listed on the Nasdaq Capital Market under the symbol “USEE”.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is .

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors, subject to the Companies Act. Our articles of association provide that the directors may from time to time declare dividends (including interim dividends) and other distributions on shares of the Company in issue and authorize payment of the same out of the funds of the Company lawfully available therefor. No dividend shall be paid otherwise than out of profits or, subject to the restrictions of the Companies Act, the share premium account.

Voting Rights

At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one (1) vote for each Ordinary Share.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the Ordinary Shares cast by those shareholders entitled to vote who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting, while a special resolution requires the affirmative vote of a majority of not less than two-thirds of the votes attached to the Ordinary Shares cast by those shareholders who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association.

Cumulative Voting

There are no prohibitions in relation to cumulative voting under the laws of the United Kingdom but our amended and restated memorandum and articles of association do not provide for cumulative voting.

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As filed with the Securities and Exchange Commission on March 23, 2023.

Pre-emptive Rights

There are no pre-emptive rights applicable to the issue by us of Ordinary Shares under our amended and restated memorandum and articles of association.

Our Memorandum and Articles of Association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

Meetings of Shareholders

The directors may convene a meeting of shareholders whenever they think necessary or desirable. We must provide notice counting from the date service is deemed to take place, stating the place, the day and the hour of the general meeting and, in the case of special business, the general nature of that business, to such persons who are entitled to receive such notices from the Company. Our board of directors must convene a general meeting upon the written requisition of one or more shareholders entitled to attend and vote at general meeting of the Company holding not less than 10% of the paid up voting share capital of the Company in respect to the matter for which the meeting is requested.

No business may be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. One or more shareholders present in person or by proxy holding in aggregate at least a majority of the paid up voting share capital of the Company shall be a quorum. If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week, at the same time and place and if, at the adjourned meeting, a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present and entitled to vote shall be a quorum. At every meeting, the shareholders present shall choose someone of their number to be the chairman.

A corporation that is a shareholder shall be deemed for the purpose of our amended and restated memorandum and articles of association to be present at a general meeting in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Meetings of Directors

The business of our company is managed by the directors. Our directors are free to meet at such times and in such manner and places within or outside the United Kingdom as the directors determine to be necessary or desirable. The quorum necessary for the transaction of the business of the directors may be fixed by the directors, and unless so fixed, if there be more than two directors shall be two, and if there are two or less Directors shall be one. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

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As filed with the Securities and Exchange Commission on March 23, 2023.

Winding Up

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the paid up capital at the commencement of the winding up, the excess shall be distributable among those shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively. If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Companies Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not), and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may also vest the whole or any part of these assets in trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least one month prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. The Companies Act and our amended and restated memorandum and articles of association permits us to purchase our own shares, subject to certain restrictions and requirements. Subject to the Companies Act, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq, the U.S. Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed, we may purchase our own shares (including any redeemable shares) on such terms and in such manner as been approved by the directors or by an ordinary resolution of our shareholders. Under the Companies Act, the repurchase of any share may be paid out of our Company’s profits, or out of the share premium account, or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or out of capital. If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be repurchased (1) unless it is fully paid up, and (2) if such repurchase would result in there being no shares outstanding other than shares held as treasury shares. The repurchase of shares may be effected in such manner and upon such terms as may be authorized by or pursuant to the Company’s articles of association. If the articles do not authorize the manner and terms of the purchase, a company shall not repurchase any of its own shares unless the manner and terms of purchase have first been authorized by a resolution of the company. In addition, under the Companies Act and our amended and restated memorandum and articles of association, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the rights attached to any class of our shares may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed by at least a two-thirds majority of holders of shares of that class as may be present in person or by proxy at a separate general meeting of the holders of shares of that class.

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As filed with the Securities and Exchange Commission on March 23, 2023.

Changes in Capital

We may from time to time by an ordinary resolution of our shareholders:

●    increase the share capital of our Company by new shares of such amount as it thinks expedient;

●    consolidate and divide all or any of our share capital into shares of larger amount than its existing shares of shares;

●    subdivide its existing shares, or any of them, into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

●    cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the United Kingdom on an application by our company for an order confirming such reduction, reduce its share capital and any capital redemption reserve in any manner authorized by the Companies Act.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under United Kingdom law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information” on page 124.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the United Kingdom but conducts business mainly outside of the United Kingdom may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●    does not have to file an annual return of its shareholders with the Registrar of Companies;

●    is not required to open its register of members for inspection;

●    does not have to hold an annual general meeting;

●    may issue negotiable or bearer shares or shares with no par value;

●    may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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As filed with the Securities and Exchange Commission on March 23, 2023.

●    may register by way of continuation in another jurisdiction and be deregistered in the United Kingdom;

●    may register as a limited duration company; and

●    may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

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As filed with the Securities and Exchange Commission on March 23, 2023.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have Ordinary Shares outstanding assuming the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares. Of that amount, Ordinary Shares will be publicly held by investors participating in this offering, and Ordinary Shares will be held by our existing shareholders, some of whom may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Prior to this offering, there has been no public market for our Ordinary Shares. While we intend to list the Ordinary Shares on the Nasdaq Capital market, we cannot assure you that a regular trading market will develop in our Ordinary Shares.

Future sales of substantial amounts of our Ordinary Shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our Ordinary Shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ordinary share, including ordinary share issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ordinary share and our ability to raise equity capital in the future.

All of the ordinary shares sold in the offering will be freely transferable by persons other than our “affiliates” in the United States without restriction or further registration under the Securities Act. Ordinary shares purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The ordinary share held by existing shareholders are, and any ordinary share issuable upon exercise of options outstanding following the completion of this offering will be, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Lock-Up Agreements

Our directors, executive officers and shareholders have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares or such other securities for a period of 6 months after the date of this prospectus, without the prior written consent of the presentative. The Company is also prohibited from conducting offerings during this period and from re-pricing or changing the terms of existing options and warrants. See “Underwriting.”

Rule 144

All of our Ordinary Shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

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As filed with the Securities and Exchange Commission on March 23, 2023.

Our affiliates are subject to additional restrictions under Rule 144. Our affiliates may only sell a number of restricted shares within any three-month period that does not exceed the greater of the following:

●    1% of the then outstanding Ordinary Shares, which will equal approximately Ordinary Shares immediately after this offering; or

●    the average weekly trading volume of our Ordinary Shares during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Ordinary Shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

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As filed with the Securities and Exchange Commission on March 23, 2023.

TAXATION

The following summary contains a description of the material U.S. federal income tax and United Kingdom tax consequences of the acquisition, ownership and disposition of Ordinary Shares and Depositary Shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Ordinary Shares or Depositary Shares. The summary is based upon the on the tax laws of the United States and regulations thereunder and the tax laws of the United Kingdom and regulations thereunder as of the date hereof, which are subject to change.

Certain United Kingdom Tax Considerations

The following is a general summary of certain United Kingdom tax considerations relating to the ownership and disposal of our Ordinary Shares or Depositary Shares and does not address all possible tax consequences relating to an investment in our Ordinary Shares or Depositary Shares. It is based on United Kingdom tax law and generally published His Majesty’s Revenue & Customs, or HMRC, practice as of the date of this prospectus, both of which are subject to change, possibly with retrospective effect. A United Kingdom tax year runs from April 6th in any year to April 5th in the following year.

Save as provided otherwise, this summary applies only to a person who is the absolute beneficial owner of our Ordinary Shares or Depositary Shares and who is resident (and, in the case of an individual, domiciled) in the United Kingdom for tax purposes and who is not resident for tax purposes in any other jurisdiction and does not have a permanent establishment or fixed base in any other jurisdiction with which the holding of our Ordinary Shares or Depositary Shares is connected, or a U.K. Holder. A person who is not a U.K. Holder, including a person (a) who is not resident (or, if resident, is not domiciled) in the United Kingdom for tax purposes, including an individual and company who trades in the United Kingdom through a branch, agency or permanent establishment in the United Kingdom to which an Ordinary Share or Depositary Share is attributable, or (b) who is resident or otherwise subject to tax in a jurisdiction outside the United Kingdom, is recommended to seek the advice of professional advisors in relation to their taxation obligations.

This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. It does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under United Kingdom tax law. In particular this summary:

●    only applies to an absolute beneficial owner of Ordinary Shares or Depositary Shares and any dividend paid in respect of that Ordinary Share where the dividend is regarded for United Kingdom tax purposes as that person’s own income (and not the income of some other person); and

●    (a) only addresses the principal United Kingdom tax consequences for an investor who holds Ordinary Shares or Depositary Shares as a capital asset, (b) does not address the tax consequences that may be relevant to certain special classes of investor such as a dealer, broker or trader in shares or securities and any other person who holds Ordinary Shares or Depositary Shares otherwise than as an investment, (c) does not address the tax consequences for a holder that is a financial institution, insurance company, collective investment scheme, pension scheme, charity or tax-exempt organization, (d) assumes that a holder is not an officer or employee of the company (nor of any related company) and has not (and is not deemed to have) acquired the Ordinary Shares or Depositary Shares by virtue of an office or employment, and (e) assumes that a holder does not control or hold (and is not deemed to control or hold), either alone or together with one or more associated or connected persons, directly or indirectly (including through the holding of Depositary Shares), an interest of 10% or more in the issued share capital (or in any class thereof), voting power, rights to profits or capital of the company, and is not otherwise connected with the company.

This summary further assumes that a holder of Depositary Shares is the beneficial owner of the underlying Ordinary Shares for United Kingdom direct tax purposes.

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As filed with the Securities and Exchange Commission on March 23, 2023.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, information reporting or backup withholding or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●    banks and other financial institutions;

●    insurance companies;

●    pension plans;

●    cooperatives;

●    regulated investment companies;

●    real estate investment trusts;

●    broker-dealers;

●    traders that elect to use a mark-to-market method of accounting;

●    certain former U.S. citizens or long-term residents;

●    tax-exempt entities (including private foundations);

●    individual retirement accounts or other tax-deferred accounts;

●    persons liable for alternative minimum tax;

●    persons who acquire their Ordinary Shares pursuant to any employee share option or otherwise as compensation;

●    investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●    investors that have a functional currency other than the U.S. dollar;

●    persons that actually or constructively own 10% or more of our Ordinary Shares (by vote or value); or

●    partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Ordinary Shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●    an individual who is a citizen or resident of the United States;

●    a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

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As filed with the Securities and Exchange Commission on March 23, 2023.

●    an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●    a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

●    If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

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As filed with the Securities and Exchange Commission on March 23, 2023.

UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with                , as representative of the Underwriters, or the Representative, in this offering. The Representative may retain other brokers or dealers to act as a sub-agents or selected dealers on their behalf in connection with this offering. The Underwriters will be agreed to purchase from us, on a firm commitment basis, the number of ordinary shares set forth opposite its name below, at the offering price less the underwriting discounts set forth on the cover page of this prospectus:

Underwriters	Number of Shares

Total

The underwriters are offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by its counsel and to other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such Ordinary Shares are taken. However, the underwriters are not required to take or pay for the Ordinary Shares covered by the Representative’s option to purchase additional Ordinary Shares described below.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.                 is not a broker-dealer registered with the SEC and does not intend to make any offers or sales of the ordinary shares within the U.S. or to any U.S. persons.

Fees, Commissions and Expense Reimbursement

We will pay the Underwriter a discount equivalent to seven percent (7%) of the gross proceeds of this offering. The Underwriter proposes initially to offer the ordinary shares to the public at the offering price set forth on the cover page of this prospectus and to dealers at those prices less the aforesaid fee (“underwriting discount”) set forth on the cover page of this prospectus. If all of the ordinary shares offered by us are not sold at the offering price, the Underwriter may change the offering price and other selling terms by means of a supplement to this prospectus

The following table shows the underwriting fees/commission payable to the Underwriter with this offering:

Per Ordinary Share
Public offering price
Underwriting fees and commissions (7%)
Proceeds, before expenses, to us

In addition to the cash commission, we will also reimburse the Underwriter for accountable out-of-pocket expenses not to exceed $                . Such accountable out-of-pocket expenses include no more than $                in Underwriter’s legal counsel fees, due diligence and other like expenses not to exceed $                and road show, travel, on-boarding fees and other reasonable out-of-pocket accountable expenses not to exceed $                , background checks expenses not to exceed $                , and DTC eligibility fees and expenses not to exceed $                . We have paid to $ in accountable expenses as of the date hereof, which will be refundable to us to the extent actually not incurred by the Underwriter in accordance with FINRA Rule 5110(f)(2)(C).

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As filed with the Securities and Exchange Commission on March 23, 2023.

We estimate that the total expenses payable by us in connection with the offering, other than the underwriting fees and commissions, will be approximately $.

We are discussing the offering with some underwriters. As of the date of this prospectus, we have not yet determined that the underwriters have entered into an underwriting agreement. The underwriting data used below is derived from industry practice and normal fees, which will not be formally recognized until an underwriting agreement is reached. The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement and subscription agreement.

Lock-Up Agreements

Each of our directors, executive officers, and principal shareholders (5% or more shareholders) of our Ordinary Shares has also entered into a similar lock-up agreement for a period of six (6) months from the effective date of this registration statement of which this prospectus forms a part, subject to certain exceptions, with respect to our Ordinary Shares and securities that are substantially similar to our Ordinary Shares.

Pricing of the Offering

Prior to the completion of this offering, there has been no public market for our Ordinary Shares. The initial public offering price of the Ordinary Shares has been negotiated between us and the underwriters. Among the factors considered in determining the initial public offering price of the Ordinary Shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Offer, Sale, and Distribution of Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to its online brokerage account holders. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Price Stabilization

The Underwriter will be required to comply with the Securities Act and the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of capital stock by the Underwriter acting as principal. Under these rules and regulations, the Underwriter:

●	may not engage in any stabilization activity in connection with our securities; and
●	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Ordinary Shares, where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

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As filed with the Securities and Exchange Commission on March 23, 2023.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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